Filed pursuant to General Instruction II.L. of Form F-10
File Number 333-249027

A copy of this preliminary prospectus supplement has been filed with the securities regulatory authorities in each of the provinces and territories of Canada but has not yet become final for the purpose of the sale of securities. Information contained in this preliminary prospectus supplement may not be complete and may have to be amended.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. This prospectus supplement shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated September 24, 2020 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated September 24, 2020 to which it relates, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated September 24, 2020 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice President, General Counsel and Public Affairs of BRP Inc. at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0, telephone: (450) 532-6154, and are also available electronically at www.sedar.com.

Subject to completion, dated October 15, 2020

PRELIMINARY PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED SEPTEMBER 24, 2020

Secondary Offering	October ●, 2020

BRP INC.

$●

● Subordinate Voting Shares

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated September 24, 2020 (the “Shelf Prospectus”), qualifies the distribution (the “Offering”) by Bain Capital Luxembourg Investments S.à r.l. (“Bain” or the “Selling Shareholder”), of an aggregate of ● subordinate voting shares (the “Offered Shares”) of BRP Inc. (the “Company” or “BRP”). The Offered Shares are offered at a price of $● per subordinate voting share (the “Offering Price”). The Offered Shares are being offered in Canada by BMO Nesbitt Burns Inc. and in the United States by BMO Capital Markets Corp. (collectively, the “Underwriter”) pursuant to an underwriting agreement dated ●, 2020 (the “Underwriting Agreement”). BRP will not receive any proceeds from the sale of Offered Shares by the Selling Shareholder. See “Selling Shareholder”.

The Offering is being made concurrently in Canada under the terms of this Prospectus Supplement and in the United States under the terms of the Company’s registration statement on Form F-10 (the “Registration Statement”) filed with the United States Securities and Exchange Commission (the “SEC”).

The Subordinate Voting Shares (“Subordinate Voting Shares”) are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “DOO” and on the Nasdaq Global Select Market (the “Nasdaq”) under the symbol “DOOO”. On October 14, 2020, the last trading day prior to the date of this preliminary Prospectus Supplement, the closing prices of the Subordinate Voting Shares on the TSX and Nasdaq were $76.02 and US$57.77, respectively.

Price: $● per Offered Share

	Price to the Public(1)		Underwriter’s Commission(2)		Net Proceeds to the Selling Shareholder(3)
Per Offered Share	$	●	$	●	$	●
Total Offering	$	●	$	●	$	●

(1)	The Offering Price was determined by negotiation between the Selling Shareholder and the Underwriter with reference to the market price of the Subordinate Voting Shares.
(2)	The Selling Shareholder has agreed to pay the Underwriter a cash fee equal to ●% of the gross proceeds of the Offering (the “Underwriter’s Commission”). See “Plan of Distribution”.
(3)

After deducting the aggregate Underwriter’s Commission payable by the Selling Shareholder. In accordance with the terms of the Registration Rights Agreement (as hereinafter defined), the Company will bear all reasonable expenses of the Offering (excluding the aggregate Underwriter’s Commission) estimated at $●. The Underwriter has also agreed to reimburse the Selling Shareholder for certain expenses in connection with the Offering. See “Use of Proceeds” and “Plan of Distribution”.

The Underwriter has not been granted an over-allotment option in connection with the Offering.

An investment in the Offered Shares involves significant risks that should be carefully considered by prospective investors before purchasing Offered Shares. The risks outlined in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein should be carefully reviewed and considered by prospective investors in connection with any investment in the Offered Shares. See “Forward-Looking Statements” and “Risk Factors”.

THE SECURITIES OFFERED HEREIN HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC NOR HAS THE SEC PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This Offering is made by a foreign issuer that is permitted, under a multijurisdictional disclosure system adopted in the United States and Canada (“MJDS”), to prepare this Prospectus Supplement and the accompanying Shelf Prospectus in accordance with the disclosure requirements of its home country. Prospective investors should be aware that such requirements are different from those of the United States. Financial statements included or incorporated herein, if any, have been prepared in accordance with International Financial Reporting Standards (IFRS), and may be subject to foreign auditing and auditor independence standards, and thus may not be comparable to financial statements of United States companies. BRP prepares financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board.

Prospective investors should be aware that the acquisition of the securities described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, the United States may not be described fully herein. See “Certain Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations for U.S. Residents”.

The enforcement by investors of civil liabilities under the United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the laws of Canada, that most of its officers and directors may be residents of a foreign country, that some or all of the underwriters or experts named in this Prospectus Supplement may be residents of a foreign country, and that all or a substantial portion of the assets of the Company and said persons may be located outside the United States. See “Enforcement of Civil Liabilities”.

The Company has two classes of issued and outstanding shares: the Subordinate Voting Shares which are listed and posted for trading on the TSX and Nasdaq, and the multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”). The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Subordinate Voting Shares and the Multiple Voting Shares are substantially the same with the exception of the multiple voting, conversion and subscription rights attached to the Multiple Voting Shares. Each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to six votes on all matters. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. In the event of any distribution or issuance of voting shares of the Company (other than Multiple Voting Shares, Subordinate Voting Shares issued upon conversion of Multiple Voting Shares or voting shares issued upon the exercise of a right attached to a previously issued security), the holders of Multiple Voting Shares are entitled to subscribe for additional Multiple Voting Shares in order to maintain their proportion of total voting rights associated with the then outstanding Multiple Voting Shares. The holders of Subordinate Voting Shares benefit from protection provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. See “Description of the Share Capital of the Company” in the Shelf Prospectus.

Bain (prior to the conversion of Multiple Voting Shares on the date hereof) currently holds 17,796,615 Multiple Voting Shares, representing approximately 20.25% of the Company’s issued and outstanding Shares and approximately 33.65% of the voting power attached to all outstanding Shares. In connection with the Offering, Bain will convert ● Multiple Voting Shares into Subordinate Voting Shares on a one-for-one basis. After giving effect to the Offering, Bain will hold ● Multiple Voting Shares, representing approximately ●% of the Company’s issued and outstanding Shares and approximately ●% of the voting power attached to all outstanding Shares. See “The Selling Shareholder” and “Plan of Distribution”.

The Underwriter, as principal, conditionally offers the Offered Shares qualified under this Prospectus Supplement and the Shelf Prospectus, subject to prior sale, if, as and when sold and delivered by the Selling Shareholder and accepted by the Underwriter in accordance with the conditions contained in the Underwriting Agreement, as described under “Plan of Distribution”.

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Stikeman Elliott LLP and on behalf of the Underwriter by McCarthy Tétrault LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Ropes & Gray LLP and on behalf of the Underwriter by Simpson Thacher & Bartlett LLP.

BMO Nesbitt Burns Inc. is an affiliate of banks or financial institutions that are members of one or more syndicates of lenders that have made credit facilities available to subsidiaries of the Company. Accordingly, in connection with the Offering and pursuant to applicable securities legislation, the Company may be considered a “connected issuer” with the Underwriter for the purposes of securities regulations in certain provinces and territories of Canada. See “Plan of Distribution – Relationship Between the Company and the Underwriter”.

Subject to applicable laws, the Underwriter may, in connection with this Offering, over-allot or effect transactions that stabilize or maintain the market price of the Offered Shares at levels other than those which might otherwise prevail on the open market. Such transactions, if commenced, may be discontinued at any time. The Underwriter may offer the Offered Shares to the public at prices lower than the Offering Price. See “Plan of Distribution”.

Subscriptions will be received subject to rejection or allotment in whole or in part and the right is reserved to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about ●, 2020 (the “Closing Date”), or such earlier or later date as Bain and the Underwriter may agree, but in any event no later than ●, 2020.

Sales of Offered Shares will be settled under the book-based system through the facilities of CDS Clearing and Depository Services Inc. (“CDS”), or by such other means as the Company and the Underwriter may agree. Unless otherwise determined by the Company and the Underwriter, a purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Offered Shares are purchased. See “Plan of Distribution”.

Bain and certain directors of the Company residing outside of Canada have appointed BRP Inc. as agent for service of process at the following address: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if the party has appointed an agent for service of process. See “Enforcement of Judgments Against Foreign Persons”.

The head and registered office of the Company is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

TABLE OF CONTENTS FOR THIS PROSPECTUS SUPPLEMENT

TABLE OF CONTENTS FOR THE SHELF PROSPECTUS

ABOUT THIS PROSPECTUS SUPPLEMENT

This document is composed of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of this Offering.

None of the Company, the Selling Shareholder or the Underwriter has authorized any person to provide readers with information different from that contained in this Prospectus Supplement and the accompanying Shelf Prospectus (or incorporated by reference herein or therein) and any such information should not be relied upon. The Company takes no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give readers of this Prospectus Supplement and the accompanying Shelf Prospectus. If the description of the Offered Shares or any other information varies between this Prospectus Supplement and the accompanying Shelf Prospectus (including the documents incorporated by reference herein and therein), the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus. The Offered Shares are not being offered in any jurisdiction where the offer or sale is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate as of any date other than the date of this Prospectus Supplement and the accompanying Shelf Prospectus or the respective dates of the documents incorporated by reference herein or therein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates. The references to numbers and percentages of Subordinate Voting Shares and Multiple Voting Shares in this Prospectus Supplement are computed on the basis of 42,007,633 Subordinate Voting Shares and 45,891,671 Multiple Voting Shares outstanding as of October 14, 2020, except where otherwise indicated.

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the accompanying Shelf Prospectus and such information is not incorporated by reference herein or therein.

MARKETING MATERIALS

Any “template version” of any “marketing materials” (as such terms are defined under applicable Canadian securities laws) that is used by the Underwriter in connection with the Offering does not form a part of this Prospectus Supplement to the extent that the contents of the template version of the marketing materials have been modified or superseded by a statement contained in this Prospectus Supplement. Any template version of any marketing materials that has been, or will be, filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

U.S. REGISTRATION STATEMENT

The Offering is being made concurrently in Canada pursuant to this Prospectus Supplement and the Shelf Prospectus and in the United States pursuant to the Registration Statement filed with the SEC under the United

States Securities Act of 1933, as amended (the “Securities Act”). This Prospectus Supplement and the Shelf Prospectus do not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC.

ENFORCEMENT OF CIVIL LIABILITIES

BRP is a corporation incorporated under and governed by the Canada Business Corporations Act. Most of BRP’s directors and officers reside principally in Canada, and the majority of BRP’s assets and all or a substantial portion of the assets of these persons is located outside the United States. The Company has appointed an agent for service of process in the United States. It may be difficult for investors who reside in the United States to effect service of process in the United States upon the Company, or to enforce a U.S. court judgment predicated upon the civil liability provisions of the U.S. federal securities laws against the Company or any of these persons. There is substantial doubt whether an action could be brought in Canada in the first instance predicated solely upon U.S. federal securities laws.

BRP filed with the SEC, concurrently with the Registration Statement of which this Prospectus Supplement forms a part, an appointment of agent for service of process on Form F-X. Under the Form F-X, the Company appointed BRP US Inc. as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC and any civil suit or action brought against or involving BRP in a United States court arising out of or related to or concerning the offering of securities under this Prospectus Supplement.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of this Offering. Other documents are also incorporated, or are deemed to be incorporated by reference, into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

Copies of the documents incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus may be obtained on request without charge from Senior Vice President, General Counsel and Public Affairs of BRP Inc. at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0, telephone: (450) 532-6154, and are also available electronically at www.sedar.com and www.sec.gov.

The following documents, filed by the Company with securities commissions or similar regulatory authorities in Canada, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the accompanying Shelf Prospectus:

•	the annual information form of the Company dated April 9, 2020 for the year ended January 31, 2020 (the “Annual Information Form”);

•

the audited consolidated financial statements of the Company as at and for the years ended January 31, 2020 and 2019, together with the notes thereto and the independent auditor’s report thereon, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the Registration Statement on Form F-10 of which this Prospectus Supplement forms a part;

•	the management’s discussion and analysis of financial condition and results of operations of the Company for the three and twelve-month periods ended January 31, 2020;

•

the unaudited condensed consolidated interim financial statements of the Company as at July 31, 2020 and January 31, 2020, and for the three and six-month periods ended July 31, 2020 and 2019, with the notes thereto;

•	the management’s discussion and analysis of financial condition and results of operations of the Company for the three and six-month periods ended July 31, 2020; and

•	the management proxy circular dated April 28, 2020 in connection with the annual general meeting of the shareholders of the Company held on May 28, 2020 (the “Proxy Circular”).

Any document of the type above required to be incorporated by reference into a short form prospectus under applicable Canadian securities laws, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and for the duration of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement.

In addition, all documents filed on Form 6-K or Form 40-F by the Company with the SEC on or after the date of this Prospectus Supplement shall be deemed to be incorporated by reference into the Registration Statement of which this Prospectus Supplement forms a part, if and to the extent, in the case of any Report on Form 6-K, expressly provided in such document.

Any statement contained in this Prospectus Supplement, in the accompanying Shelf Prospectus or in any document incorporated or deemed to be incorporated by reference herein or therein shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the accompanying Shelf Prospectus or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein or in the accompanying Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute part of this Prospectus Supplement.

Any template version of any marketing materials that has been, or will be, filed under the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov before the termination of the distribution under the Offering (including any amendments to, or an amended version of, any template version of any marketing materials) is deemed to be incorporated by reference into this Prospectus Supplement.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated or deemed to be incorporated by reference herein and therein.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement or the Shelf Prospectus, and the Company disclaims any such incorporation by reference.

FORWARD-LOOKING STATEMENTS

Certain statements in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein about the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments and other statements that are not historical facts constitute forward-looking statements. The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors described or referenced under the heading “Risk Factors” of this Prospectus Supplement. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There may be other risk factors not presently known to the Company or that the Company presently believes are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and the documents incorporated by reference herein and therein.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this Prospectus Supplement, the accompanying Shelf Prospectus and in the documents incorporated by reference herein and therein are made as of the date hereof and thereof, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Prospectus Supplement are expressly qualified by this cautionary statement.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

This Prospectus Supplement contains references to U.S. dollars and Canadian dollars. All amounts in this Prospectus Supplement are expressed in Canadian dollars, except where otherwise indicated. References to “$” are to Canadian dollars and references to “US$” are to U.S. dollars.

The following table sets forth, for the periods indicated, the high, low, average and end of period rates of exchange for one Canadian dollar, expressed in U.S. dollars, based on the daily average exchange rate published by the Bank of Canada during the respective periods.

	Year Ended January 31,			Three Month Period Ended
	2020	2019	2018	January 31, 2020	April 30, 2020	July 31, 2020
Highest rate during the period	1.3527	1.3642	1.3743	1.3307	1.4496	1.4124
Lowest rate during the period	1.2970	1.2288	1.2128	1.2970	1.3224	1.3360
Average for the period(1)	1.3244	1.3075	1.2902	1.3170	1.3842	1.3606
Period end	1.3233	1.3144	1.2293	1.3233	1.3910	1.3404

(1)	The average exchange rates are calculated based on the exchange rates on the last business day of each month for the applicable period.

On October 14, 2020, the Bank of Canada daily average exchange rate was $1.00 = US$0.7611.

WHERE YOU CAN FIND MORE INFORMATION

BRP is subject to the full informational requirements of the securities commissions or similar regulatory authority in all provinces and territories of Canada. Purchasers are invited to read and copy any reports, statements or other information, other than confidential filings, that BRP intends to file with the Canadian provincial and territorial securities commissions or similar regulatory authority. These filings are also electronically available from SEDAR. Except as expressly provided herein, documents filed on SEDAR are not, and should not be considered, part of this Prospectus Supplement or the Shelf Prospectus.

BRP has filed with the SEC under the Securities Act the Registration Statement relating to the securities being offered hereunder, of which this Prospectus Supplement forms a part. This Prospectus Supplement does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted or required by the rules and regulations of the SEC. Items of information omitted from this Prospectus Supplement but contained in the Registration Statement will be available on the SEC’s website at www.sec.gov.

As a foreign private issuer, BRP is exempt from the rules under the Exchange Act prescribing the furnishing and content of proxy statements, and BRP’s officers and directors are exempt from the reporting and short swing profit recovery provisions contained in Section 16 of the Exchange Act. BRP’s reports and other information filed or furnished with or to the SEC are available, from EDGAR at www.sec.gov, as well as from commercial document retrieval services.

TRADEMARKS AND TRADENAMES

This Prospectus Supplement and the documents incorporated herein by reference include trademarks, such as Alumacraft, BRP, Can-Am, Evinrude, Lynx, Manitou, Quintrex, Rotax, Ryker, Savage, Sea-Doo, Ski-Doo and Stacer, which are protected under applicable intellectual property laws and are the property of the Company or its affiliates. Solely for convenience, the Company’s trademarks and tradenames referred to in this Prospectus Supplement may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and tradenames. All other trademarks used in this Prospectus Supplement or the documents incorporated herein by reference are the property of their respective owners.

THE COMPANY

The Company was incorporated under the Canada Business Corporations Act on May 1, 2003 under the name J.A. Bombardier (J.A.B.) Inc. On June 28, 2006, the Company was amalgamated with 4308042 Canada Inc., a wholly-owned subsidiary of the Company. On April 12, 2013, the Company filed articles of amendment to change its name to BRP Inc. Immediately prior to the closing of its initial public offering on May 29, 2013, the Company filed articles of amendment to reorganize its authorized and issued share capital as described under “Description of the Share Capital of the Company”.

The Company’s head and registered office is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

BUSINESS OF THE COMPANY

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and marine products. The Company is a diversified manufacturer of powersports vehicles and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for all year-round use on a variety of terrains. The Company’s diversified portfolio of brands and products includes for Powersports: Can-Am ATVs, SSVs and 3WVs, seasonal products such as Ski-Doo and Lynx snowmobiles and Sea-Doo personal watercrafts (“PWC”) and Rotax engines for karts, motorcycles and recreational aircraft, and under the Marine segment, Evinrude outboard boat engines, Rotax engines for jet boats, and Alumacraft, Manitou, Quintrex, Stacer and Savage boats. Additionally, the Company supports its line of products with a dedicated parts, accessories and clothing business.

The Company employs approximately 12,600 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland and Australia. The Company sells its products in over 120 countries. The products are sold directly through a network of approximately 3,500 dealers in 21 countries as well as through approximately 198 distributors serving approximately 800 additional dealers.

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus Supplement.

THE SELLING SHAREHOLDER

The Selling Shareholder for this Offering is Bain.

The following table sets forth information with respect to the ownership of Shares by the Selling Shareholder prior to this Offering and as adjusted to reflect the completion of the Offering. The sale of Subordinate Voting Shares by the Selling Shareholder will be preceded by the conversion of Multiple Voting Shares into Subordinate Voting Shares on a one-for-one basis to be sold.

The references to numbers and percentages of Subordinate Voting Shares and Multiple Voting Shares in the following table are computed on the basis of 42,007,633 Subordinate Voting Shares and 45,891,671 Multiple Voting Shares outstanding as of October 14, 2020, except where otherwise indicated.

	Shares Beneficially Owned Before the Offering			Shares Beneficially Owned After the Offering
	Multiple Voting Shares	Subordinate Voting Shares	Subordinate Voting Shares Offered(1)	Multiple Voting Shares	Subordinate Voting Shares	Outstanding Shares (%)			Total Voting Power (%)
Bain Capital Luxembourg Investments S.à r.l.(2)	17,796,615	—	●	●	—	●	%	(3)	●	%	(4)

(1)

Accounts for the issuance of Subordinate Voting Shares by the Company to the Selling Shareholder prior to the completion of the Offering upon the conversion of an equivalent number of Multiple Voting Shares.

(2)

Represents shares beneficially owned by Bain, which is owned by Bain Capital Integral Investors II, L.P. (“Integral” and, together with Bain Capital, the “Bain Capital Entities”). Bain Capital Investors, LLC (“BCI”) is the general partner of Integral. Certain partners and other employees of certain entities affiliated with the Bain Capital Entities may make a contribution of Subordinate Voting Shares to one or more charities prior to the completion of this Offering. In such case, a recipient charity, if it chooses to participate in this Offering, will be the Selling Shareholder with respect to the donated Subordinate Voting Shares. By virtue of the relationships described in this footnote, BCI may be deemed to share voting and dispositive power with respect to the shares held by the Bain Capital Entities.

(3)	On a fully-diluted basis ●%.
(4)	On a fully-diluted basis ●%.

Pursuant to the nomination rights agreement dated May 29, 2013 entered into between the Company, Beaudier Inc. (“Beaudier”), 4338618 Canada Inc. (“4338618” and, together with Beaudier, the “Beaudier Group”), Bain and Caisse de dépôt et placement du Québec (“CDPQ”), the Beaudier Group, Bain and CDPQ are currently entitled to nominate three, three and one directors to the Board of Directors, respectively.

USE OF PROCEEDS

The aggregate net proceeds to the Selling Shareholder from the sale of the Subordinate Voting Shares under this Prospectus Supplement are estimated to be $● after deduction of the Underwriter’s Commission of $●.

The Company will not receive any of the proceeds from the Offering. In accordance with the terms and conditions of the registration rights agreement entered into between the Company, Beaudier, 4338618, Bain and CDPQ on May 29, 2013 (the “Registration Rights Agreement”), the Company will bear all reasonable expenses of the Offering (excluding the Underwriter’s Commission) estimated at $●.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

The Company’s authorized share capital consists of an unlimited number of Subordinate Voting Shares and Multiple Voting Shares and an unlimited number of Preferred Shares issuable in series. As at October 14, 2020, there were 42,007,633 Subordinate Voting Shares and 45,891,671 Multiple Voting Shares issued and outstanding, and no Preferred Shares are issued and outstanding. The Multiple Voting Shares are held by Beaudier, 4338618, Bain and CDPQ.

See “Description of the Share Capital of the Company – Shares” in the Shelf Prospectus for a detailed description of the attributes of the Company’s Subordinate Voting Shares and Multiple Voting Shares.

CONSOLIDATED CAPITALIZATION

Other than as described in this Prospectus Supplement (including the documents incorporated by reference herein), there have been no material changes in the Company’s share or loan capital on a consolidated basis since July 31, 2020, the date of the Company’s most recently filed unaudited condensed consolidated interim financial statements. No material change is expected to result from the Offering on a consolidated basis.

PRIOR SALES

The following table summarizes the issuance by the Company of Subordinate Voting Shares and of securities that are convertible or exchangeable into Subordinate Voting Shares during the 12-month period preceding the date of this Prospectus Supplement.

Date	Type of Security	Number of Securities	Issuance/ Exercise Price per Security
October 15, 2019	Subordinate Voting Shares(1)	1,100	$30.38
October 16, 2019	Subordinate Voting Shares(1)	5,925	$27.42
October 17, 2019	Subordinate Voting Shares(1)	1,000	$23.91
October 18, 2019	Subordinate Voting Shares(1)	13,225	$23.36
October 21, 2019	Subordinate Voting Shares(1)	12,875	$31.69
October 22, 2019	Subordinate Voting Shares(1)	10,000	$25.17
October 23, 2019	Subordinate Voting Shares(1)	1,500	$21.50
November 29, 2019	Subordinate Voting Shares(1)	49,456	$27.44
December 2, 2019	Subordinate Voting Shares(1)	2,500	$28.36
December 4, 2019	Subordinate Voting Shares(1)	18,825	$34.20
December 5, 2019	Subordinate Voting Shares(1)	850	$21.50
December 6, 2019	Options to purchase Subordinate Voting Shares(2)	51,400	$64.15
December 6, 2019	Subordinate Voting Shares(1)	8,150	$20.69
December 16, 2019	Subordinate Voting Shares (3)	5,000,000	$0.00
December 17, 2019	Subordinate Voting Shares(1)	50	$26.30
December 19, 2019	Subordinate Voting Shares(1)	3,875	$28.83
December 20, 2019	Subordinate Voting Shares(1)	1,750	$26.13
December 27, 2019	Subordinate Voting Shares(1)	1,775	$40.20
January 2, 2020	Subordinate Voting Shares(1)	6,325	$24.92
January 8, 2020	Subordinate Voting Shares(1)	6,250	$27.66
January 14, 2020	Subordinate Voting Shares(1)	7,000	$23.77
January 15, 2020	Subordinate Voting Shares(1)	2,000	$20.33
January 16, 2020	Subordinate Voting Shares(1)	6,200	$24.97
January 17, 2020	Subordinate Voting Shares(1)	5,750	$35.59
January 20, 2020	Subordinate Voting Shares(1)	3,125	$39.45
January 21, 2020	Subordinate Voting Shares(1)	9,750	$29.40
January 22, 2020	Subordinate Voting Shares(1)	8,150	$24.84
January 23, 2020	Subordinate Voting Shares(1)	13,456	$27.39
January 28, 2020	Subordinate Voting Shares(1)	2,325	$33.19
February 6, 2020	Subordinate Voting Shares(1)	175	$62.69
February 10, 2020	Subordinate Voting Shares(1)	1,175	$34.60
April 17, 2020	Options to purchase Subordinate Voting Shares(2)	1,649,100	$26.66
June 1, 2020	Subordinate Voting Shares(1)	7,050	$23.61
June 2, 2020	Subordinate Voting Shares(1)	325	$27.96
June 3, 2020	Subordinate Voting Shares(1)	3,450	$34.78
June 4, 2020	Subordinate Voting Shares(1)	325	$27.06
June 5, 2020	Subordinate Voting Shares(1)	575	$39.45
June 8, 2020	Subordinate Voting Shares(1)	22,050	$25.06
June 12, 2020	Subordinate Voting Shares(1)	250	$20.33
June 15, 2020	Subordinate Voting Shares(1)	8,725	$27.18
June 17, 2020	Subordinate Voting Shares(1)	3,125	$21.98
June 18, 2020	Subordinate Voting Shares(1)	7,324	$6.97
June 19, 2020	Subordinate Voting Shares(1)	18,874	$22.24
June 23, 2020	Subordinate Voting Shares(1)	1,225	$26.64
June 26, 2020	Subordinate Voting Shares(1)	975	$39.45
June 29, 2020	Subordinate Voting Shares(1)	3,000	$41.15
June 30, 2020	Subordinate Voting Shares(1)	6,125	$35.02
July 2, 2020	Subordinate Voting Shares(1)	2,975	$33.48
July 6, 2020	Subordinate Voting Shares(1)	5,000	$26.63
July 9, 2020	Subordinate Voting Shares(1)	1,350	$20.33
July 12, 2020	Subordinate Voting Shares(1)	825	$20.33

Date	Type of Security	Number of Securities	Issuance/ Exercise Price per Security
July 13, 2020	Subordinate Voting Shares(1)	3,650	$20.33
July 14, 2020	Subordinate Voting Shares(1)	9,900	$36.76
July 15, 2020	Subordinate Voting Shares(1)	8,925	$22.80
July 20, 2020	Subordinate Voting Shares(1)	5,975	$29.45
July 21, 2020	Subordinate Voting Shares(1)	2,275	$38.65
July 22, 2020	Subordinate Voting Shares(1)	11,125	$22.01
July 23, 2020	Subordinate Voting Shares(1)	1,475	$40.20
August 13, 2020	Subordinate Voting Shares(1)	1,075	$37.83
August 28, 2020	Subordinate Voting Shares(1)	132,425	$27.17
August 31, 2020	Subordinate Voting Shares(1)	132,725	$33.48
September 1, 2020	Subordinate Voting Shares(1)	8,515	$43.35
September 2, 2020	Subordinate Voting Shares(1)	33,426	$31.56
September 3, 2020	Subordinate Voting Shares(1)	11,025	$28.74
September 4, 2020	Subordinate Voting Shares(1)	5,975	$29.45
September 8, 2020	Subordinate Voting Shares(1)	5,950	$41.16
September 8, 2020	Options to purchase Subordinate Voting Shares(2)	9,000	$69.50
September 9, 2020	Subordinate Voting Shares(1)	4,750	$35.09
September 10, 2020	Subordinate Voting Shares(1)	250	$39.45
September 14, 2020	Subordinate Voting Shares(1)	3,075	$40.66
September 15, 2020	Subordinate Voting Shares(1)	7,200	$37.38
September 22, 2020	Subordinate Voting Shares(1)	2,375	$21.50
September 23, 2020	Subordinate Voting Shares(1)	625	$39.45
September 25, 2020	Subordinate Voting Shares(1)	2,625	$21.39
September 28, 2020	Subordinate Voting Shares(1)	2,375	$21.50
September 30, 2020	Subordinate Voting Shares(1)	13,225	$36.78
October 1, 2020	Subordinate Voting Shares(1)	8,050	$35.41
October 2, 2020	Subordinate Voting Shares(1)	1,300	$22.16
October 5, 2020	Subordinate Voting Shares(1)	10,681	$41.61
October 8, 2020	Subordinate Voting Shares(1)	11,150	$34.76
October 9, 2020	Subordinate Voting Shares(1)	48,400	$31.93
October 13, 2020	Subordinate Voting Shares(1)	9,550	$22.94
October 14, 2020	Subordinate Voting Shares(1)	12,414	$37.54

(1)

Subordinate Voting Shares issued by the Company upon the exercise of options by eligible employees pursuant to the Stock Option Plan or Legacy LTIP. See “Stock Option Plan” and “Legacy LTIP” in the Proxy Circular incorporated herein by reference.

(2)	Options to purchase Subordinate Voting Shares granted to the Company’s eligible employees pursuant to the Stock Option Plan.
(3)

On December 16, 2019, Beaudier 4338618 and Bain converted 1,690,153, 1,126,691 and 2,153,156 Multiple Voting Shares, respectively, into Subordinate Voting Shares on a one-for-one basis in connection with the public secondary offering completed at that time.

TRADING PRICE AND VOLUME

The Subordinate Voting Shares are listed for trading on the TSX and Nasdaq under the symbols “DOO” and “DOOO”, respectively.

The following table sets forth, for the periods indicated, the monthly range of high and low trading prices per Subordinate Voting Share, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on the TSX:

Month	Price per Subordinate Voting Share		Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
	Monthly High ($)	Monthly Low ($)
October 2019	60.60	48.76	6,778,944	308,134
November 2019	67.00	58.38	5,895,745	280,750
December 2019	65.32	58.58	6,573,116	328,656
January 2020	67.98	57.80	5,869,024	266,774
February 2020	75.37	52.61	7,275,093	382,900
March 2020	58.84	18.56	15,670,284	712,286
April 2020	44.91	18.63	16,461,635	783,887
May 2020	53.17	33.21	11,034,317	551,716
June 2020	58.11	47.00	8,174,990	371,590
July 2020	62.75	54.40	6,248,308	284,014
August 2020	73.66	55.78	6,921,235	346,062
September 2020	75.03	64.60	5,981,011	284,810
October 2020 (until October 14, 2020)	77.20	70.42	2,078,148	230,905

The following table sets forth, for the periods indicated, the monthly range of high and low trading prices per Subordinate Voting Share, as well as total monthly volumes and average daily volumes of the Subordinate Voting Shares traded on Nasdaq:

Month	Price per Subordinate Voting Share		Subordinate Voting Shares Total Monthly Volume	Subordinate Voting Shares Average Daily Volume
	Monthly High (US$)	Monthly Low (US$)
October 2019	46.10	36.50	1,847,055	80,307
November 2019	51.46	44.03	1,365,234	68,262
December 2019	49.39	44.56	1,968,350	93,731
January 2020	51.48	44.34	1,598,467	76,117
February 2020	56.89	39.50	1,960,382	103,178
March 2020	43.39	12.97	3,927,218	178,510
April 2020	32.27	13.17	4,027,638	191,792
May 2020	38.55	23.57	3,200,406	160,020
June 2020	42.84	34.58	3,137,407	142,609
July 2020	46.97	40.03	2,068,807	94,037
August 2020	56.31	41.86	2,204,488	104,976
September 2020	57.72	48.60	1,992,383	94,875
October 2020 (until October 14, 2020)	59.19	52.98	543,097	54,310

PLAN OF DISTRIBUTION

General

Pursuant to the Underwriting Agreement, the Selling Shareholder has agreed to sell and the Underwriter has agreed to purchase, an aggregate of ● Subordinate Voting Shares, for aggregate gross consideration of $● payable in cash to the Selling Shareholder against delivery of the Subordinate Voting Shares on the Closing Date (as defined below) or such later date as Bain and the Underwriter agree, but not later than ●, 2020. The Offering Price of the Subordinate Voting Shares has been determined by negotiation between the Selling Shareholder and the Underwriter, with reference to the prevailing market price of the Subordinate Voting Shares. The Company will not receive any of the proceeds from the Offering.

The Offered Shares are being offered in Canada by BMO Nesbitt Burns Inc. and in the United States by BMO Capital Markets Corp. pursuant to the Underwriting Agreement.

The Offering is being made concurrently in each of the provinces and territories of Canada and in the United States pursuant to the MJDS. The Offered Shares will be offered in each of the provinces and territories of Canada and in the United States through the Underwriter and/or affiliates thereof registered to offer the Offered Shares for sale in such jurisdictions in accordance with applicable securities laws and such other registered dealers as may be designated by the Underwriter. Subject to applicable law, the Underwriter, or such other registered dealers as may be designated by the Underwriter, may offer the Offered Shares outside of the United States and Canada.

The obligations of the Underwriter under the Underwriting Agreement are subject to certain closing conditions and may be terminated at its discretion upon the occurrence of certain stated events. The Underwriter is however, obligated to take up and pay for all of the Subordinate Voting Shares if any Subordinate Voting Shares are purchased under the Underwriting Agreement. In consideration for its services in connection with the Offering, the Selling Shareholder has agreed to pay the Underwriter a commission equal to $● per Subordinate Voting Share with respect to the Offering. The Underwriter is entitled under the Underwriting Agreement to customary indemnification by the Company against certain liabilities and expenses. The Underwriter is also entitled to customary indemnification by Bain against liabilities with respect to certain information related solely to the Selling Shareholder and furnished in writing by the Selling Shareholder for use in this Prospectus Supplement. In addition, pursuant to the Registration Rights Agreement, the Company has also agreed to indemnify Bain against certain liabilities and expenses, or to contribute any payments Bain may be required to make in respect thereof. The Underwriter has also agreed to reimburse the Selling Shareholder for certain expenses in connection with the Offering.

The Underwriter has not been granted an over-allotment option in connection with the Offering.

Listing

The Subordinate Voting Shares are listed for trading on the TSX and Nasdaq under the symbols “DOO” and “DOOO”, respectively.

Price Stabilization, Short Positions and Passive Market Making

In connection with the Offering, the Underwriter may over-allocate or effect transactions which stabilize or maintain the market price of the Subordinate Voting Shares at levels other than those which otherwise might prevail on the open market, including stabilizing transactions, short sales, purchases to cover positions created by short sales, imposition of penalty bids and syndicate covering transactions.

Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of the Subordinate Voting Shares while the Offering is in progress. These transactions may also include making short sales of the Subordinate Voting Shares, which involve the sale by the Underwriter of a greater number of Subordinate Voting Shares than they are required to purchase in the Offering.

In addition, in accordance with rules and policy statements of certain Canadian securities regulators, the Underwriter may not, at any time during the period of distribution, bid for or purchase Subordinate Voting Shares. The foregoing restriction is, however, subject to exceptions where the bid or purchase is not made for the purpose of creating actual or apparent active trading in, or raising the price of, the Subordinate Voting Shares. These exceptions include a bid or purchase permitted under the by-laws and rules of applicable regulatory authorities and the applicable stock exchange, including the Universal Market Integrity Rules for Canadian Marketplaces, relating to market stabilization and passive market making activities and a bid or purchase made for and on behalf of a customer where the order was not solicited during the period of distribution.

The Underwriter must close out any short position by purchasing Subordinate Voting Shares in the open market. A short position is more likely to be created if the Underwriter is concerned that there may be downward pressure on the price of the Subordinate Voting Shares in the open market that could adversely affect investors who purchase in the Offering.

The Underwriter proposes to offer the Subordinate Voting Shares initially at the Offering Price stated on the cover page of this short form prospectus. After the Underwriter has made a reasonable effort to sell all of the Subordinate Voting Shares offered by this Prospectus Supplement at that price, the initially stated Offering Price may be decreased, and further changed from time to time, by the Underwriter to an amount not greater than the initially stated Offering Price and, in such case, the compensation realized by the Underwriter will be decreased by the amount that the aggregate price paid by the purchasers for the Subordinate Voting Shares is less than the gross proceeds paid by the Underwriter to the Selling Shareholder.

As a result of these activities, the price of the Subordinate Voting Shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriter at any time. The Underwriter may carry out these transactions on any stock exchange on which the Subordinate Voting Shares are listed, in the over-the-counter market, or otherwise.

Lock-Up Arrangements

In connection with completion of the Offering, the Underwriter has requested that the Company and the Selling Shareholder agree not to, directly or indirectly, without the prior written consent of BMO Nesbitt Burns Inc., issue, sell, grant any option, right or warrant for the sale of, lend, secure, pledge or otherwise dispose or monetize, or make any short sale, engage in any hedging transaction, or enter into any form of arrangement the consequence of which is to directly or indirectly transfer to someone else, in whole or in part, any of the economic consequences of ownership of, or offer or announce any intention to do so, in a public offering or by way of private placement or otherwise, any Subordinate Voting Shares or any securities convertible or exchangeable into Subordinate Voting Shares, for a period of 45 days following the Closing Date, other than the issuance of securities by the Company pursuant to or in connection with the Company’s stock option plans and the other equity incentive plans described under the heading “Executive Compensation –Discussion and Analysis” beginning at page 37 of the Proxy Circular or the issuance of securities of the

Company upon the conversion, exercise or exchange of convertible, exercisable or exchangeable securities existing on the Closing Date. The Selling Shareholder will hold, in the aggregate, ● Multiple Voting Shares and ● Subordinate Voting Shares, representing approximately ●% of the Company’s total issued and outstanding Shares after giving effect to this Offering, which will be subject to such agreements.

Closing; Book-Based System

Subscriptions will be received subject to rejection or allotment in whole or in part and the Underwriter reserves the right to close the subscription books at any time without notice. Closing of the Offering is expected to take place on or about ●, 2020, or such earlier or later date as the Selling Shareholder and the Underwriter may agree, but in any event no later than ●, 2020. Sales of Offered Shares will be settled under the book-based system through the facilities of CDS, or by such other means as the Company and the Underwriter may agree. Unless otherwise determined by the Company and the Underwriter, a purchaser of the Offered Shares will receive only a customer confirmation from the registered dealer that is a CDS participant and from or through which the Offered Shares are purchased.

It is expected that delivery of the Offered Shares will be made against payment therefor on or about the Closing Date, which is the third business day following the date hereof (such settlement cycle being referred to as “T+3”). Pursuant to Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade their Offered Shares on any date prior to two business days before delivery will be required, by virtue of the fact that the Offered Shares initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement. Purchasers of the Offered Shares who wish to trade such Offered Shares on any date prior to two business days before delivery should consult their own advisors.

Relationship Between the Company and the Underwriter

The Underwriter and its affiliates are affiliates of banks or financial institutions that are members of the syndicate of lenders that entered into a credit agreement with subsidiaries of the Company (the “Revolving Credit Agreement”), which makes revolving credit facilities in the aggregate principal amount of $700.0 million available to Bombardier Recreational Products Inc. and BRP US Inc. (collectively the “Revolving Credit Facilities”). In addition, affiliates of the Underwriter may from time to time be members of the syndicate of lenders that entered into a credit agreement with subsidiaries of the Company (the “Term Credit Agreement”), which makes term facilities in the aggregate principal amount of US$1,835.0 million available to Bombardier Recreational Products Inc. (the “Term Facility”), of which US$1,813.7 million of indebtedness was outstanding as of July 31, 2020. Accordingly, pursuant to applicable securities legislation, the Company may be considered a “connected issuer” with the Underwriter for the purposes of securities regulations in certain provinces and territories of Canada.

The Revolving Credit Facilities are guaranteed by the Company, Bombardier Recreational Products Inc. and the restricted subsidiaries of Bombardier Recreational Products Inc. incorporated in Canada, the United States, Mexico and Hungary (collectively, the “Guarantors”) and are secured by security interests in and hypothecs on all existing and after acquired real and personal property of the Company, Bombardier Recreational Products Inc. and the Guarantors, subject to certain exceptions. The Revolving Credit Facilities are also secured by a pledge of all of the outstanding shares or other equity interests of subsidiaries held by the Company, Bombardier Recreational Products Inc., BRP US Inc. and the other Guarantors, subject to certain exceptions.

The Term Facility is guaranteed by the Company and the Guarantors and is secured by security interests in and hypothecs on all existing and after-acquired real and personal property of the Company Bombardier Recreational Products Inc. and the Guarantors, subject to certain exceptions. The Term Facility is also secured by a pledge of all of the outstanding shares or other equity interests of subsidiaries held by the Company, Bombardier Recreational Products Inc. and the Guarantors, subject to certain exceptions.

As of the date of this Prospectus Supplement, the Company and its subsidiaries are in compliance in all material respects with the terms of the Revolving Credit Agreement and the Term Credit Agreement. Since the indebtedness to the lenders under the Revolving Credit Facilities and the Term Facility was incurred and except as publicly disclosed, the financial position of the borrowers under such facilities and the value of the security referred to above has not adversely changed. As of July 31, 2020, the Company had no outstanding indebtedness under the Revolving Credit Facilities. None of the lenders have waived any breach of the Revolving Credit Facilities or the Term Facility.

None of the lenders were involved in the decision to effect the Offering or were involved in the determination of the terms of the Offering, including structure and pricing. As a consequence of the Offering, the Underwriter will receive a commission in respect of the Subordinate Voting Shares sold through the Underwriter.

The Underwriter and its affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Company, for which they received or will receive customary fees.

Selling Restrictions

Australia

No prospectus or other disclosure document, as defined in the Corporations Act 2001 (Cth) of Australia, or Corporations Act, in relation to our securities has been or will be lodged with the Australian Securities & Investments Commission, or ASIC. This Prospectus Supplement has not been lodged with ASIC and is only directed to certain categories of exempt persons. Accordingly, if you receive this Prospectus Supplement in Australia:

(a)	you confirm and warrant that you are either:

(i) a “sophisticated investor” under section 708(8)(a) or (b) of the Corporations Act;

(ii) a “sophisticated investor” under section 708(8)(c) or (d) of the Corporations Act and that you have provided an accountant’s certificate to us which complies with the requirements of section 708(8)(c)(i) or (ii) of the Corporations Act and related regulations before the offer has been made;

(iii) a person associated with the company under section 708(12) of the Corporations Act; or

(iv) a “professional investor” within the meaning of section 708(11)(a) or (b) of the Corporations Act, and to the extent that you are unable to confirm or warrant that you are an exempt sophisticated investor, associated person or professional investor under the Corporations Act, any offer made to you under this Prospectus Supplement is void and incapable of acceptance; and

(b)

you warrant and agree that you will not offer any of our securities for resale in Australia within 12 months of that security being issued unless any such resale offer is exempt from the requirement to issue a disclosure document under section 708 of the Corporations Act.

China

This Prospectus Supplement will not be circulated or distributed in the People’s Republic of China (“PRC”) and the Subordinate Voting Shares will not be offered or sold, and will not be offered or sold to any person for re-offering or resale directly or indirectly to any residents of the PRC except pursuant to any applicable laws and regulations of the PRC. Neither this Prospectus Supplement nor any advertisement or other offering material may be distributed or published in the PRC, except under circumstances that will result in compliance with applicable laws and regulations.

European Economic Area and the United Kingdom

In relation to each Member State of the European Economic Area and the United Kingdom (each, a “Relevant State”), no offer of Subordinate Voting Shares which are the subject of the offering contemplated by this Prospectus Supplement may be made to the public in that Relevant State other than:

(a)	to any legal entity which is a “qualified investor” as defined in the Prospectus Regulation;

(b)	to fewer than 150 natural or legal persons (other than “qualified investors” as defined in the Prospectus Regulation), per Relevant State, subject to obtaining the prior consent of the Underwriter; or

(c)	in any other circumstances falling within Article 1(4) of the Prospectus Regulation;

provided that no such offer of Subordinate Voting Shares shall result in a requirement for the Company or any Underwriter to publish a prospectus pursuant to Article 3 of the Prospectus Regulation or a supplemental prospectus pursuant to Article 23 of the Prospectus Regulation and each person who initially acquires any Subordinate Voting Shares or to whom any offer is made will be deemed to have represented, warranted and agreed to and with the Underwriter and the Issuer that it is a “qualified investor” as defined in the Prospectus Regulation.

In the case of any Subordinate Voting Shares being offered to a financial intermediary as that term is used in Article 1(4) of the Prospectus Regulation, each financial intermediary will also be deemed to have represented, warranted and agreed that the Subordinate Voting Shares acquired by it in the Offering have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to offering those Subordinate Voting Shares to the public, other than their offer or resale in a Relevant State to “qualified investors” as so defined or in circumstances in which the prior consent of the Underwriter has been obtained to each such proposed offer or resale.

The Company, the Underwriter and its affiliates will rely upon the truth and accuracy of the foregoing representations, warranties and agreements. Notwithstanding the above, a person who is not a “qualified investor” and who has notified the Underwriter of such fact in writing may, with the prior consent of the Underwriter, be permitted to acquire Subordinate Voting Shares in the Offer.

For the purposes of this provision, the expression an “offer of Subordinate Voting Shares to the public” in relation to any Subordinate Voting Shares in Relevant State means the communication in any form and by any means of sufficient information on the terms of the offer and the Subordinate Voting Shares to be offered so as to enable an investor to decide to purchase or subscribe for the Subordinate Voting Shares. The expression “Prospectus Regulation” means Regulation (EU) 2017/1129, as amended.

France

Neither this Prospectus Supplement nor any other offering material relating to the securities described in this Prospectus Supplement has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Prospectus Supplement nor any other offering material relating to the securities has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1° -or-2° -or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The securities may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong

The securities may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap. 32, Laws of Hong Kong) and no advertisement, invitation or document relating to the securities may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to the securities which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Ireland

The information in this Prospectus Supplement does not constitute a prospectus under any Irish laws or regulations, and this Prospectus Supplement has not been filed with or approved by any Irish regulatory authority as the information has not been prepared in the context of a public offering of securities in Ireland within the meaning of the Irish Prospectus (Directive 2003/71/EC) Regulations 2005 (the “Prospectus Regulations”). The Subordinate Voting Shares have not been offered or sold, and will not be offered, sold or delivered directly or indirectly in Ireland by way of a public offering, except to (i) qualified investors as defined in Regulation 2(l) of the Prospectus Regulations and (ii) fewer than 100 natural or legal persons who are not qualified investors.

Israel

The Subordinate Voting Shares offered by this Prospectus Supplement have not been approved or disapproved by the Israeli Securities Authority (the “ISA”), nor have such Subordinate Voting Shares been registered for sale in Israel. The Subordinate Voting Shares may not be offered or sold, directly or indirectly, to the public in Israel, absent the publication of a prospectus. The ISA has not issued permits, approvals or licenses in connection with the Offering or publishing the Prospectus Supplement; nor has it authenticated the details included herein, confirmed their reliability or completeness, or rendered an opinion as to the quality of the Subordinate Voting Shares being offered. Any resale in Israel, directly or indirectly, to the public of the Subordinate Voting Shares offered by this Prospectus Supplement is subject to restrictions on transferability and must be effected only in compliance with the Israeli securities laws and regulations.

Italy

The offering of the Subordinate Voting Shares in the Republic of Italy has not been authorized by the Italian Securities and Exchange Commission (Commissione Nazionale per le Società e la Borsa), the “CONSOB,” pursuant to the Italian securities legislation and, accordingly, no offering material relating to the Subordinate Voting Shares may be distributed in Italy and such securities may not be offered or sold in Italy in a public offer within the meaning of Article 1.1(t) of Legislative Decree No. 58 of 24 February 1998 (“Decree No. 58”), other than:

•

to Italian qualified investors, as defined in Article 100 of Decree No. 58 by reference to Article 34-ter of CONSOB Regulation no. 11971 of 14 May 1999 (“Regulation No. 1197l”) as amended (“Qualified Investors”); and

•	in other circumstances that are exempt from the rules on public offer pursuant to Article 100 of Decree No. 58 and Article 34-ter of Regulation No. 11971 as amended.

Any offer, sale or delivery of the Subordinate Voting Shares or distribution of any offer document relating to the Subordinate Voting Shares in Italy (excluding placements where a Qualified Investor solicits an offer from the Company) under the paragraphs above must be:

•

made by investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with Legislative Decree No. 385 of 1 September 1993 (as amended), Decree No. 58, CONSOB Regulation No. 16190 of 29 October 2007 and any other applicable laws; and

•	in compliance with all relevant Italian securities, tax and exchange controls and any other applicable laws.

Any subsequent distribution of the Subordinate Voting Shares in Italy must be made in compliance with the public offer and prospectus requirement rules provided under Decree No. 58 and the Regulation No. 11971 as amended, unless an exception from those rules applies. Failure to comply with such rules may result in the sale of such Subordinate Voting Shares being declared null and void and in the liability of the entity transferring the Subordinate Voting Shares for any damages suffered by the investors.

Japan

The securities offered in this Prospectus Supplement have not been and will not be registered under the Financial Instruments and Exchange Law of Japan. The securities have not been offered or sold and will not be offered or sold, directly or indirectly, in Japan or to or for the account of any resident of Japan (including any corporation or other entity organized under the laws of Japan), except (i) pursuant to an exemption from the registration requirements of the Financial Instruments and Exchange Law and (ii) in compliance with any other applicable requirements of Japanese law.

Portugal

This Prospectus Supplement is not being distributed in the context of a public offer of financial securities (oferta púbica de valores mobiliários) in Portugal, within the meaning of Article 109 of the Portuguese Securities Code (Código dos Valores Mobiliários). The Subordinate Voting Shares has not been offered or sold and will not be offered or sold, directly or indirectly, to the public in Portugal. This Prospectus Supplement and any other offering material relating to the Subordinate Voting Shares has not been, and will not be, submitted to the

Portuguese Securities Market Commission (Comissão do Mercado de Valores Mobiliários) for approval in Portugal and, accordingly, may not be distributed or caused to distributed, directly or indirectly, to the public in Portugal, other than under circumstances that are deemed not to qualify as a public offer under the Portuguese Securities Code. Such offers, sales and distributions of Subordinate Voting Shares in Portugal are limited to persons who are “qualified investors” (as defined in the Portuguese Securities Code). Only such investors may receive this Prospectus Supplement and they may not distribute it or the information contained in it to any other person.

Singapore

This Prospectus Supplement has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this Prospectus Supplement and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the securities may not be circulated or distributed, nor may the securities be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to compliance with conditions set forth in the SFA.

Where the securities are subscribed or purchased under Section 275 of the SFA by a relevant party which is:

•

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

•	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the securities pursuant to an offer made under Section 275 of the SFA except:

•

to an institutional investor (for corporations, under Section 274 of the SFA) or to a relevant person defined in Section 275(2) of the SFA, or to any person pursuant to an offer that is made on terms that such securities of that corporation or such rights and interest in that trust are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction, whether such amount is to be paid for in cash or by exchange of securities or other assets, and further for corporations, in accordance with the conditions specified in Section 275 of the SFA;

•	where no consideration is or will be given for the transfer;

•	where the transfer is by operation of law;

•	as specified in Section 276(7) of the SFA; or

•	as specified in Regulation 37A of the Securities and Futures (Offers of Investments) (Securities-based Derivatives Contracts) Regulations 2018.

Sweden

This Prospectus Supplement has not been, and will not be, registered with or approved by Finansinspektionen (the “Swedish Financial Supervisory Authority”). Accordingly, this Prospectus Supplement may not be made available, nor may the Subordinate Voting Shares be offered for sale in Sweden, other than under circumstances that are deemed not to require a prospectus under the Swedish Financial Instruments Trading Act (1991:980)

(Sw. lag (1991:980) om handel med finansiella instrument). Any offering of Subordinate Voting Shares in Sweden is limited to persons who are “qualified investors” (as defined in the Financial Instruments Trading Act). Only such investors may receive this Prospectus Supplement and they may not distribute it or the information contained in it to any other person.

Switzerland

This Prospectus Supplement is not intended to constitute an offer or solicitation to purchase or invest in the Subordinate Voting Shares. The Subordinate Voting Shares may not be publicly offered, directly or indirectly, in Switzerland within the meaning of the Swiss Financial Services Act (“FinSA”) and no application has or will be made to admit the Subordinate Voting Shares to trading on any trading venue (exchange or multilateral trading facility) in Switzerland. Neither this Prospectus Supplement nor any other offering or marketing material relating to the Subordinate Voting Shares constitutes a prospectus pursuant to the FinSA, and neither this Prospectus Supplement nor any other offering or marketing material relating to the Subordinate Voting Shares may be publicly distributed or otherwise made publicly available in Switzerland.

United Arab Emirates

The Subordinate Voting Shares have not been, and are not being, publicly offered, sold, promoted or advertised in the United Arab Emirates (including the Dubai International Financial Centre) other than in compliance with the laws of the United Arab Emirates (and the Dubai International Financial Centre) governing the issue, offering and sale of securities. Further, this Prospectus Supplement does not constitute a public offer of securities in the United Arab Emirates (including the Dubai International Financial Centre) and is not intended to be a public offer. This Prospectus Supplement has not been approved by or filed with the Central Bank of the United Arab Emirates, the Securities and Commodities Authority or the Dubai Financial Services Authority.

United Kingdom

In the United Kingdom, this Prospectus Supplement is being distributed only to, and is directed at, persons who are “qualified investors” (as defined in the Prospectus Regulation) (i) who have professional experience in matters relating to investments falling within Article 19(5) (investment professionals) of the Financial Services and Markets Act 2000 (Financial Promotions) Order 2005 (as amended, the “FPO”), (ii) who fall within the categories of persons referred to in Article 49(2)(a) to (d) (high net worth companies, unincorporated associations, etc.) of the FPO or (iii) to whom it may otherwise be lawfully communicated (together “relevant persons”). The investments to which this Prospectus Supplement relates are available only to, and any invitation, offer or agreement to purchase will be engaged in only with, relevant persons. This Prospectus Supplement and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by any recipients to any other person in the United Kingdom. Any person who is not a United Kingdom relevant person should not act or rely on this Prospectus Supplement or any of its contents.

ELIGIBILITY FOR INVESTMENT

In the opinion of Stikeman Elliott LLP, Canadian counsel to the Company, and of McCarthy Tétrault LLP, Canadian counsel to the Underwriter, based on the current provisions of the Income Tax Act (Canada) (the “Tax Act”) and the regulations adopted thereunder (the “Regulations”) and all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date of the Offering, provided that the Subordinate Voting Shares are listed on a “designated stock exchange” for the purposes of the Tax Act (which currently includes the TSX and Nasdaq), the Subordinate Voting Shares will be, on the date of closing of the Offering, “qualified investments” under the Tax Act and the Regulations for trusts governed by a “registered retirement savings plan” (“RRSP”), a “registered retirement income fund” (“RRIF”), a “registered education savings plan” (“RESP”), a “deferred profit sharing plan”, a “registered disability savings plan” (“RDSP”) or a “tax-free savings account” (“TFSA”), as defined in the Tax Act.

Notwithstanding the foregoing, if the Subordinate Voting Shares held by a TFSA, RRSP, RRIF, RDSP or RESP are “prohibited investments” for purposes of the Tax Act, the holder of the TFSA or RDSP, the annuitant of the RRSP or RRIF, or the subscriber of a RESP (as the case may be) will be subject to a penalty tax as set out in the Tax Act. The Subordinate Voting Shares will be a “prohibited investment” if the holder of a TFSA or RDSP, the annuitant of a RRSP or RRIF, or the subscriber of a RESP (as the case may be): (i) does not deal at arm’s length with the Company for purposes of the Tax Act; or (ii) has a “significant interest” (within the meaning of the Tax Act) in the Company. In addition, the Subordinate Voting Shares will not be a “prohibited investment” if the Subordinate Voting Shares are “excluded property”, as defined in the Tax Act, for a TFSA, RRSP, RRIF, RDSP or RESP. Holders who intend to hold Subordinate Voting Shares in a TFSA, RRSP, RRIF, RESP or RDSP should consult their own tax advisors in this regard.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Stikeman Elliott LLP, counsel to the Company, and of McCarthy Tétrault LLP, counsel to the Underwriter, the following is a general summary, as of the date hereof, of the principal Canadian federal income tax considerations under the Tax Act generally applicable to a holder who acquires, as beneficial owner, Subordinate Voting Shares pursuant to this Offering. This summary only applies to a holder who, for the purposes of the Tax Act and at all relevant times: (i) deals at arm’s length and is not affiliated with the Company and the Underwriter and (ii) holds the Subordinate Voting Shares as capital property (a “Holder”). The Subordinate Voting Shares will generally be considered to be capital property to a Holder unless they are held in the course of carrying on a business of trading or dealing in securities or were acquired in one or more transactions considered to be an adventure or concern in the nature of trade. A Holder who is resident in Canada for the purposes of the Tax Act and whose Subordinate Voting Shares might not otherwise qualify as capital property may, in certain circumstances, be entitled to make the irrevocable election provided by subsection 39(4) of the Tax Act to have its Subordinate Voting Shares and every other “Canadian security” (as defined in the Tax Act) owned by such Holder in the taxation year of the election and in all subsequent taxation years deemed to be capital property. Such Canadian resident Holders should consult their own tax advisors as to whether an election under subsection 39(4) of the Tax Act is available and/or advisable in their particular circumstances.

This summary is not applicable to a Holder: (i) that is a “financial institution” within the meaning of the Tax Act for the purposes of the mark-to-market rules; (ii) that is a “specified financial institution” within the meaning of the Tax Act; (iii) that reports its “Canadian tax results” within the meaning of the Tax Act in a currency other than Canadian currency; (iv) an interest in which is, or for whom a Subordinate Voting Share would be, a “tax shelter investment” within the meaning of the Tax Act; (v) that has or will enter into a “derivative forward agreement” or a “dividend rental arrangement”, each within the meaning of the Tax Act, in respect of Subordinate Voting Shares; or (vi) that is a corporation resident in Canada that is, or becomes, or does not deal at arm’s length for purposes of the Tax Act with a corporation resident in Canada that is or becomes, as part of a transaction or event or series of transactions or events that includes the acquisition of Subordinate Voting Shares, controlled by a non-resident person (or a group of such persons that do not deal at arm’s length) for the purposes of the rules in section 212.3 of the Tax Act. Such Holders should consult their own tax advisors.

This summary is based upon: (i) the current provisions of the Tax Act and the regulations thereunder (the “Regulations”) in force as of the date hereof; (ii) all specific proposals (the “Tax Proposals”) to amend the Tax Act or the Regulations that have been publicly announced by, or on behalf of, the Minister of Finance (Canada) prior to the date hereof; and (iii) counsel’s understanding of the current published administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”). This summary assumes that all such Tax Proposals will be enacted in the form currently proposed but no assurance can be given that they will be enacted in the form proposed or at all. This summary does not otherwise take into account or anticipate any changes in law, administrative policy or assessing practice, whether by legislative, regulatory, administrative, governmental or judicial decision or action, nor does it take into account the tax laws of any province or territory of Canada or of any jurisdiction outside of Canada.

Subject to certain exceptions that are not discussed in this summary, for the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Subordinate Voting Shares must be determined in Canadian dollars based on the rate of exchange quoted by the Bank of Canada on the date such amount arose or such other rate of exchange as may be acceptable to the CRA.

This summary is not exhaustive of all possible Canadian federal income tax considerations relating to purchasing, holding or disposing of the Subordinate Voting Shares. Moreover, this summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder and no representation with respect to the income tax consequences to any particular Holder is made. Accordingly, Holders are urged to consult their own tax advisors about the specific tax consequences to them of acquiring, holding and disposing of Subordinate Voting Shares in their particular circumstances.

Residents of Canada

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times, is, or is deemed to be, resident in Canada (a “Resident Holder”).

Dividends on Subordinate Voting Shares

A Resident Holder will be required to include in computing its income for a taxation year any taxable dividends received or deemed to be received on the Subordinate Voting Shares. In the case of a Resident Holder that is an individual (other than certain trusts), such dividend will be subject to the gross-up and dividend tax credit rules normally applicable under the Tax Act to taxable dividends received from taxable Canadian corporations. Taxable dividends received from a taxable Canadian corporation that are designated by the corporation as “eligible dividends” will be subject to an enhanced gross-up and tax credit regime in accordance with the rules in the Tax Act. There may be limitations on the ability of the Company to designate dividends as eligible dividends. In the case of a Resident Holder that is a corporation, the amount of any such taxable dividend that is included in its income for a taxation year will generally be deductible in computing its taxable income for that taxation year. In certain circumstances, subsection 55(2) of the Tax Act will treat a taxable dividend received or deemed to be received by a Resident Holder that is a corporation as proceeds of disposition or a capital gain. Resident Holders that are corporations should consult their own tax advisors having regard to their own circumstances.

Dispositions of Subordinate Voting Shares

A Resident Holder who disposes of, or is deemed for the purposes of the Tax Act to have disposed of, a Subordinate Voting Share (other than to the Company, unless purchased by the Company in the open market in the manner in which shares are normally purchased by any member of the public in the open market) will generally realize a capital gain (or capital loss) in the taxation year of the disposition equal to the amount by which the proceeds of disposition are greater (or are less) than the total of: (i) the adjusted cost base to the Resident Holder of the Subordinate Voting Share immediately before the disposition or deemed disposition, and (ii) any reasonable costs of disposition. The adjusted cost base to a Resident Holder of Subordinate Voting Shares acquired pursuant to this Offering will be determined by averaging the adjusted cost base of such Subordinate Voting Shares with the adjusted cost base of all other Subordinate Voting Shares (if any) held by the Resident Holder as capital property at that time.

A Resident Holder will generally be required to include in computing its income for the taxation year of disposition, one-half of the amount of any capital gain (a “taxable capital gain”) realized in such year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in the taxation year of disposition against taxable capital gains realized in the same taxation year. Allowable capital losses in excess of taxable capital gains for the taxation year of disposition generally may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such taxation years, to the extent and under the circumstances specified in the Tax Act.

If a Resident Holder is a corporation, any capital loss realized on a disposition or deemed disposition of Subordinate Voting Shares may, in certain circumstances, be reduced by the amount of any dividends which have been received or which are deemed to have been received on such Subordinate Voting Shares (or a share for which a Subordinate Voting Share has been substituted). Similar rules may apply where a Resident Holder that is a corporation is a member of a partnership or a beneficiary of a trust that owns Subordinate Voting Shares directly or indirectly through a partnership or a trust. Resident Holders to whom these rules may be relevant should consult their own tax advisors.

Other Taxes

A Resident Holder that is a “private corporation” or a “subject corporation”, as defined in the Tax Act, will generally be liable to pay a tax of 38 1/3% (refundable in certain circumstances) under Part IV of the Tax Act on dividends received, or deemed to be received, on the Subordinate Voting Shares to the extent such dividends are deductible in computing the Resident Holder’s taxable income for the year.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, including taxable capital gains realized on the disposition of Subordinate Voting Shares.

Capital gains realized and taxable dividends received by a Resident Holder who is an individual (including certain trusts) may result in such Resident Holder being liable for alternative minimum tax under the Tax Act. Such resident Holders should consult their own tax advisors in this regard.

Non-Resident Holders

This section of the summary applies to a Holder who, for the purposes of the Tax Act, and at all relevant times: (i) is not, and is not deemed to be, resident in Canada; and (ii) does not use or hold, and is not deemed to use or hold, the Subordinate Voting Shares in connection with, or in the course of carrying on, a business or part of a business in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere or an “authorized foreign bank” (as defined in the Tax Act). Such Non-Resident Holders should consult their own tax advisors.

Dividends on Subordinate Voting Shares

A dividend paid or credited or deemed under the Tax Act to be paid or credited by the Company to a Non-Resident Holder on the Subordinate Voting Shares will generally be subject to Canadian non-resident withholding tax at the rate of 25% of the gross amount of the dividend, subject to any reduction in the rate of withholding to which the Non-Resident Holder is entitled under any applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident. For example, where the Non-Resident Holder is a resident of the United States, is fully entitled to the benefits under the Canada-United States Income Tax Convention (1980) (the “Convention”) and is the beneficial owner of the dividends, the applicable rate of Canadian withholding tax is generally reduced to 15%. Not all persons who are residents of the United States will qualify for the benefits of the Convention. Non-Resident Holders are advised to consult their tax advisors in this regard.

Dispositions of Subordinate Voting Shares

A Non-Resident Holder who disposes of or is deemed to have disposed of a Subordinate Voting Share will generally not be subject to income tax under the Tax Act in respect of any capital gain realized by such

Non-Resident Holder unless, at the time of disposition: (i) the Subordinate Voting Share is, or is deemed to be, “taxable Canadian property” (as defined in the Tax Act) of the Non-Resident Holder, and (ii) the Non-Resident Holder is not entitled to an exemption under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, a Subordinate Voting Share acquired pursuant to this Offering will not be taxable Canadian property of a Non-Resident Holder at a particular time provided that: (i) the Subordinate Voting Share is listed at that time on a “designated stock exchange” for the purpose of the Tax Act (which currently includes the TSX and Nasdaq), and (ii) at no time during the 60 month period that ends at that particular time were both of the following conditions satisfied: (a) at least 25% of the issued shares of any class or series of the capital stock of the Company were owned by or belonged to any combination of (I) the Non-Resident Holder, (II) persons with whom the Non-Resident Holder did not deal at arm’s length (for the purposes of the Tax Act), and (III) partnerships in which the Non-Resident Holder or a person described in (II) holds a membership interest directly or indirectly through one or more partnerships; and (b) more than 50% of the fair market value of the Subordinate Voting Share was derived directly or indirectly from one, or any combination of: (I) real or immovable property situated in Canada; (II) Canadian resource property (as defined in the Tax Act); (III) timber resource property (as defined in the Tax Act), or (IV) options in respect of, or interests in, or for civil law rights in, any of the foregoing property, whether or not such property exists. Notwithstanding the foregoing, a Subordinate Voting Share may otherwise be deemed to be taxable Canadian property to a Non-Resident Holder for purposes of the Tax Act. Non-Resident Holders for whom the Subordinate Voting Shares are, or may be, taxable Canadian property should consult their own tax advisors.

In the case of a Non-Resident Holder that is: (i) a resident of the United States, and (ii) fully entitled to the benefits of the Convention, any capital gain realized by the Non-Resident Holder on a disposition of a Subordinate Voting Share that would otherwise be subject to tax under the Tax Act will generally be exempt from Canadian income tax pursuant to the Convention provided that the value of such Subordinate Voting Share is not derived principally from real property situated in Canada (within the meaning of the Convention).

In the event that a Subordinate Voting Share constitutes, or is deemed to constitute taxable Canadian property of a Non-Resident Holder and any capital gain that would be realized on the disposition thereof is not exempt from tax under the Tax Act pursuant to an applicable income tax convention or treaty, the income tax consequences discussed above for Resident Holders, under “Dispositions of Subordinate Voting Shares”, will generally apply to the Non-Resident Holder but any such Non-Resident Holder should consult its own tax advisor in this regard.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS FOR U.S. RESIDENTS

Subject to the limitations and qualifications stated herein, this discussion sets forth material U.S. federal income tax considerations relating to the ownership and disposition by U.S. Holders (as hereinafter defined) of the Offered Shares. The discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as currently in effect and all subject to change at any time, possibly with retroactive effect. This summary applies only to U.S. Holders and does not address tax consequences to a non-U.S. Holder (as hereinafter defined) investing in the Offered Shares.

This discussion of a U.S. Holder’s tax consequences addresses only those persons that acquire Offered Shares in this offering and that hold those Offered Shares as capital assets and does not address the tax consequences to any special class of holders, including without limitation, (other than as described below) holders (directly, indirectly or constructively) of 10% or more of our equity (based on voting power or value), dealers in securities or currencies, banks, tax-exempt organizations, insurance companies, financial institutions, broker-dealers, regulated investment companies, real estate investment trusts, traders in securities that elect the mark-to-market method of accounting for their securities holdings, persons that hold securities that are a hedge or that are hedged against currency or interest rate risks or that are part of a straddle, conversion or “integrated” transaction, U.S. expatriates, partnerships or other pass-through entities for U.S. federal income tax purposes, persons required to accelerate the recognition of any item of gross income with respect to our Offered Shares as a result of such income being recognized on an applicable financial statement and U.S. Holders whose functional currency for U.S. federal income tax purposes is not the U.S. dollar. This discussion does not address the effect of the U.S. federal alternative minimum tax, U.S. federal estate and gift tax, the 3.8% Medicare contribution tax on net investment income or any state, local or non-U.S. tax laws on a holder of Offered Shares.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of Offered Shares that is for U.S. federal income tax purposes: (a) an individual who is a citizen or resident of the United States; (b) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (c) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (d) a trust (i) if a court within the United States can exercise primary supervision over its administration, and one or more U.S. persons have the authority to control all of the substantial decisions of that trust, or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person. The term “non-U.S. Holder” means any beneficial owner of the Offered Shares that is not a U.S. Holder.

If a partnership or an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes holds the Offered Shares, the tax treatment of a partner will generally depend upon the status of the partner, the partnership’s direct, indirect, or constructive ownership of our equity, and the activities of the partnership. Partners in partnerships that will hold the Offered Shares should consult their own tax advisors.

Each U.S. Holder is urged to consult your own independent tax advisor regarding the specific U.S. federal, state, local and non-U.S. income and other tax considerations relating to the ownership and disposition of the Offered Shares.

Cash Dividends and Other Distributions

To the extent there are any distributions made with respect to the Offered Shares, a U.S. Holder generally will be required to treat distributions received with respect to its Offered Shares (including the amount of Canadian taxes withheld, if any) as dividend income to the extent of our current or accumulated earnings and profits (computed using U.S. federal income tax principles), with the excess treated as a non-taxable return of capital to the extent of the holder’s adjusted tax basis in its Offered Shares and, thereafter, as capital gain recognized on a sale or exchange on the day actually or constructively received by the holder. There can be no assurance that we will maintain calculations of our earnings and profits in accordance with U.S. federal income tax accounting principles. U.S. Holders should therefore assume that any distribution with respect to the Offered Shares will constitute ordinary dividend income. Dividends paid on the Offered Shares will not be eligible for the dividends received deduction allowed to U.S. corporations.

Dividends paid to a non-corporate U.S. Holder by a “qualified foreign corporation” may be subject to reduced rates of taxation if certain holding period and other requirements are met. A qualified foreign corporation generally includes a foreign corporation if (i) its Offered Shares are readily tradable on an established securities market in the United States or (ii) it is eligible for benefits under a comprehensive U.S. income tax treaty that includes an exchange of information program and which the U.S. Treasury Department has determined is satisfactory for these purposes. The Offered Shares are expected to be readily tradable on an established securities market, the Nasdaq. U.S. Holders should consult their own tax advisors regarding the availability of the reduced tax rate on dividends in light of their particular circumstances.

Distributions paid in a currency other than U.S. dollars will be included in a U.S. Holder’s gross income in a U.S. dollar amount based on the spot exchange rate in effect on the date of actual or constructive receipt, whether or not the payment is converted into U.S. dollars at that time. The U.S. Holder will have a tax basis in such currency equal to such U.S. dollar amount, and any gain or loss recognized upon a subsequent sale or conversion of the foreign currency for a different U.S. dollar amount will be U.S. source ordinary income or loss. If the dividend is converted into U.S. dollars on the date of receipt, a U.S. Holder generally should not be required to recognize foreign currency gain or loss in respect of the dividend income.

A U.S. Holder who pays (whether directly or through withholding) Canadian taxes with respect to dividends paid on the Offered Shares may be entitled to receive either a deduction or a foreign tax credit for such Canadian taxes paid. Complex limitations apply to the foreign tax credit, including the general limitation that the credit cannot exceed the proportionate share of a U.S. Holder’s U.S. federal income tax liability that such U.S. Holder’s “foreign source” taxable income bears to such U.S. Holder’s worldwide taxable income. In applying this limitation, a U.S. Holder’s various items of income and deduction must be classified, under complex rules, as either “foreign source” or “U.S. source.” In addition, this limitation is calculated separately with respect to specific categories of income. Dividends paid by us generally will constitute “foreign source” income and generally will be categorized as “passive category income.” However, if 50% or more of our equity (based on voting power or value) is treated as held by U.S. persons, we will be treated as a “United States-owned foreign corporation,” in which case dividends may be treated for foreign tax credit limitation purposes as “foreign source” income to the extent attributable to our non-U.S. source earnings and profits and as “U.S. source” income to the extent attributable to our U.S. source earnings and profits. Because the foreign tax credit rules are complex, each U.S. Holder should consult its own tax advisor regarding the foreign tax credit rules.

Sale or Disposition of Offered Shares

A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of its Offered Shares in an amount equal to the difference between the U.S. dollar amount realized on such sale or exchange (determined in the case of the Offered Shares sold or exchanged for currencies other than U.S. dollars by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the Offered Shares sold or exchanged are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder’s adjusted tax basis in the Offered Shares determined in U.S. dollars. The initial tax basis of the Offered Shares to a U.S. Holder will be the U.S. Holder’s U.S. dollar purchase price for the Offered Shares (determined by reference to the spot exchange rate in effect on the date of the purchase, or if the Offered Shares purchased are traded on an established securities market and the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

Such gain or loss will be capital gain or loss and will be long-term gain or loss if the Offered Shares have been held for more than one year. Under current law, long-term capital gains of non-corporate U.S. Holders generally are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations. Capital gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S. source income or loss for U.S. foreign tax credit purposes. U.S. Holders are encouraged to consult their own tax advisors regarding the availability of the U.S. foreign tax credit in their particular circumstances.

Passive Foreign Investment Company Considerations

We do not believe that we are currently a passive foreign investment company (a “PFIC”), and we expect to operate in such a manner so as to not become a PFIC. If, however, we are or become a PFIC, you could be subject to additional U.S. federal income taxes on gain recognized with respect to the Offered Shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules. The application of the PFIC rules are complex. Prospective investors should consult their own tax advisors.

Reporting Requirements and Backup Withholding

Information reporting to the U.S. Internal Revenue Service generally will be required with respect to payments on the Offered Shares and proceeds of the sale, exchange or redemption of the Offered Shares paid within the

United States or through certain U.S.-related financial intermediaries to holders that are U.S. taxpayers, other than exempt recipients. A “backup” withholding tax may apply to those payments if such holder fails to provide a taxpayer identification number to the paying agent or fails to certify that no loss of exemption from backup withholding has occurred (or if such holder otherwise fails to establish an exemption). We or the applicable paying agent will withhold on a distribution if required by applicable law. The amounts withheld under the backup withholding rules are not an additional tax and may be refunded, or credited against the holder’s U.S. federal income tax liability, if any, provided the required information is timely furnished to the Internal Revenue Service.

THE ABOVE DISCUSSION DOES NOT COVER ALL TAX MATTERS THAT MAY BE OF IMPORTANCE TO A PARTICULAR INVESTOR. YOU ARE STRONGLY URGED TO CONSULT YOUR OWN TAX ADVISOR ABOUT THE TAX CONSEQUENCES TO YOU OF AN INVESTMENT IN THE OFFERED SHARES.

RISK FACTORS

An investment in the Offered Shares involves risks. Before purchasing the Offered Shares, prospective investors should carefully consider the information contained in, or incorporated by reference into, this Prospectus Supplement and the Shelf Prospectus, including, without limitation, the risk factors disclosed in the Annual Information Form. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations or cash flows, or the purchasers’ investment in the Offered Shares could be materially adversely affected.

Risks Related to the Company

Economic conditions that impact consumer spending may have a material adverse effect on the Company’s business, results of operations or financial condition

The Company’s business is cyclical in nature, and the Company’s products compete with a variety of other recreational products and activities for consumers’ discretionary income and leisure time. The Company’s results of operations are sensitive to changes in overall economic conditions, primarily in North America and Europe, that impact consumer spending and particularly discretionary spending. Fluctuations in economic conditions that result in high levels of unemployment in the Company key markets, or market volatility, such as those experienced in connection with the ongoing COVID-19 health crisis, may negatively affect disposable consumer income such as personal income levels, the availability of consumer credit, employment levels, consumer confidence, business conditions, changes in housing market conditions, capital markets, tax rates, savings rates, interest rates, exchange rates, fuel and energy costs, tariffs. Natural disasters, acts of terrorism, epidemic or pandemic outbreaks, or other similar events, could also reduce consumer spending generally or discretionary spending in particular. Such reductions could materially adversely affect the Company’s business, results of operations or financial condition. Changes in economic conditions could also result in a deterioration or increased volatility in the credit and lending markets, which could adversely impact the consumers who purchase the Company’s products from dealers and rely upon financing for such purchases as well as the availability of financing arrangements for dealers and distributors to finance their inventory. If financing is not available to consumers or dealers and distributors on satisfactory terms, the Company’s business, results of operations or financial condition could be materially adversely affected.

The continued spread of the COVID-19 around the globe and the responses of governmental authorities and corporate entities, including through mandated or voluntary shutdowns, have led to a general slow-down in the global economy and the Company’s business with temporary disruptions and slowdowns to our work force and facilities, our consumers, our sales and operations and our supply chain. The situation is dynamic and changing day-to-day, such that the Company will continue to monitor it closely as it develops and will take appropriate measures to mitigate any impact on the Company.

Any decline in the social acceptability of the Company’s products or any increased restrictions on the access or the use of the Company’s products in certain locations could materially adversely affect its business, results of operations or financial condition

Demand for the Company’s products depends in part on their social acceptability. Public concerns about the environmental impact of the Company’s products or their perceived safety could result in diminished social acceptance. Circumstances outside the Company’s control, such as social action to reduce the use of fossil fuels, could also negatively impact consumers’ perceptions of the Company’s products. Any decline in the social acceptability of the Company’s products could negatively impact their sales or lead to changes in laws, rules and regulations that prevent their access to certain locations, including trails and lakes, or restrict their use or manner of use in certain areas or during certain times. Additionally, while the Company has implemented various initiatives to address these risks, including the improvement of the environmental footprint and safety of its products, there can be no assurance that the perceptions of the Company’s customers will not change. Consumers’ attitudes towards the Company’s products and the activities in which they are used also affect demand. Any failure by the Company to maintain the social acceptability of its products could impact its ability to retain existing customers or attract new ones which, in turn, could have a material adverse effect on its business, results of operations or financial condition.

Fluctuations in foreign currency exchange rates could result in declines in reported sales and net earnings

The Company reports its financial results in Canadian dollars and the majority of its sales and operating costs are realized in currencies other than the Canadian dollar. In the fiscal year ended January 31, 2020, 54.9% of the Company’s revenues were realized in the United States. The Company is also exposed to other currencies such as the Australian dollar, the Brazilian real, the Euro, the Mexican peso, the Norwegian krone, the Swedish krona and the Russian ruble. If the value of any currencies in which sales are realized depreciates relative to the Canadian dollar, the Company’s foreign currency revenue will decrease when translated to Canadian dollars for reporting purposes. In addition, any depreciation in foreign currencies could result in higher local prices, which may negatively impact local demand and have a material adverse effect on the Company’s business, results of operations or financial condition. Alternatively, if the value of any of the currencies in which operating costs are realized appreciates relative to the Canadian dollar, the Company’s operating costs will increase when translated to Canadian dollars for reporting purposes. Although these risks may sometimes be naturally hedged by a match in the Company’s sales and operating costs denominated in the same currency, fluctuations in foreign currency exchange rates could create discrepancies between the Company’s sales and its operating costs in a given currency that could have a material adverse effect on its business, results of operations or financial condition. Fluctuations in foreign currency exchange rates could also have a material adverse effect on the relative competitive position of the Company’s products in markets where they face competition from manufacturers who are less affected by such fluctuations in exchange rates.

In addition, the Company’s indebtedness under the Term Credit Agreement and a portion of the Revolving Credit Facilities are denominated in U.S. dollars. As a result, any strengthening of the U.S. dollar versus the Canadian dollar or any revaluation of the denomination of the Term Credit Agreement into Canadian dollars at the end of each reporting period can result in significant fluctuations of net income, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

While the Company actively manages its exposure to foreign-exchange rate fluctuations and enters into hedging contracts from time to time, such contracts hedge foreign-currency denominated transactions and any change in the fair value of the contracts could be offset by changes in the underlying value of the transactions being hedged. Furthermore, the Company does not have foreign-exchange hedging contracts in place with respect to all currencies in which it does business. As a result, there can be no assurance that the Company’s approach to managing its exposure to foreign-exchange rate fluctuations will be effective in the future or that the Company will be able to enter into foreign-exchange hedging contracts as deemed necessary on satisfactory terms.

The Company has, and is expected to continue to have and incur, a significant amount of indebtedness and there can be no assurance that it will be able to pay its indebtedness as it becomes due

The Company has, and is expected to continue to have and incur, a significant amount of indebtedness, including obligations under the Revolving Credit Facilities as well as substantial fixed obligations under the Term Facility. In addition, the Company may incur greater levels of indebtedness as a result of challenging economic or other conditions affecting the Company, such as the ongoing COVID-19 health crisis. For example, in May 2020, the Company entered into an incremental US$600 million tranche under its term facility in order to ensure access to liquidity as economic conditions grow more uncertain. The amount of indebtedness that the Company has from time to time may, among other things, limit the Company’s ability to obtain additional financing, require the Company to dedicate a substantial portion of its cash flow generated from operations to payments on its indebtedness or fixed costs (thereby reducing the funds available for other purposes), make the Company more vulnerable to economic downturns, or limit the Company’s flexibility in planning for, or reacting to, competitive pressures or changes in its business environment, any of which could, in turn, have a material adverse effect on its business, results of operations or financial condition.

The ability of the Company to make scheduled payments under its indebtedness will depend on, among other things, its future operating performance and its ability to refinance its indebtedness, if necessary. In addition, as the Company incurs indebtedness that bears interest at fluctuating interest rates and is mainly denominated in U.S. dollars, to the extent that interest rates increase or the U.S. dollar appreciates relative to the Canadian dollar, its interest expense will increase. Each of these factors is, to a large extent, subject to economic, financial, competitive, regulatory, operational and other factors, many of which are beyond the Company’s control. Any failure by the Company to generate sufficient cash from its operations to pay its debt and other financial obligations could have a material adverse effect on its business, results of operations and financial condition.

The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company

The Company relies on net cash generated from its operating activities as its primary source of liquidity. To support the Company’s business and execute its growth strategy as planned, the Company will need to continue to generate significant amounts of cash from operations, including funds to pay personnel, invest further in its infrastructure and facilities and invest in research and development. In case of decreasing capacity of the Company to generate cash from operations, the eventual recovery of the Company may be delayed due to factors such as the cyclical nature of the Company’s business, the seasonality of certain of its products, and the inventory levels of the Company, and that of its distributors and dealers. If the Company’s business does not generate cash flow from operating activities sufficient to fund these activities, and if sufficient funds are not otherwise available from its credit facilities, the Company may need to seek additional capital, through debt or equity financings, to fund its business or execute its growth strategy. Conditions in the credit markets (such as availability of financing, fluctuations in interest rates and deterioration of the global economic condition, including as experienced recently in connection with the ongoing COVID-19 health crisis) may make it difficult for the Company to obtain such financing on attractive terms, or even at all. Additional debt financing that the Company may undertake may be expensive and might impose on it covenants that restrict the Company’s operations and strategic initiatives, including limitations on its ability to incur liens or additional debt, pay dividends, repurchase its capital shares, make investments or engage in merger, consolidation and asset sale transactions. Any equity financing may also be on terms that are dilutive to the Company’s shareholders, and the prices at which new investors would be willing to purchase equity securities may be lower than the price per share of the Company’s Subordinate Voting Shares. If new sources of financing are required, but are unattractive, insufficient or unavailable, then the Company could be required to modify its business plans or growth strategy based on available funding, if any, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

Unfavourable weather conditions may reduce demand and negatively impact sales and production of certain of the Company’s products

The sales of the Company’s products are affected by unfavourable weather conditions. Unfavourable weather in any particular geographic region may have a material adverse effect on sales of the Company’s products in that region. In particular, lack of snowfall during winter may materially adversely affect snowmobile sales, while excessive rain before and during spring and summer may materially adversely affect sales of off-road vehicles, three-wheeled vehicles, PWCs, boats and marine propulsion systems. To the extent that unfavourable weather conditions are exacerbated by global climate change or otherwise, the Company’s sales may be affected to a greater degree than previously experienced. There is no assurance that unfavourable weather conditions could not affect the Company’s sales for any of its products, which, in turn, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s results of operations fluctuate from quarter to quarter and from year to year as they are affected, among other things, by the seasonal nature of its business

The Company’s results of operations experience substantial fluctuations from quarter to quarter and year to year. In general, retail sales of the Company’s products are highest in their particular season of use and in the immediately preceding period. For example, retail sales for snowmobiles will be highest in fall and winter, retail sales for PWCs will be highest in spring and summer and retail sales for boats will be highest in winter and spring. Revenues in the first half of the fiscal year have generally been lower than those in the second half. However, the mix of product sales may vary considerably from time to time as a result of changes in seasonal and geographic demand, the introduction of new products and models and production scheduling for particular types of products. In addition, the Company’s dealers and distributors may modify orders, change delivery schedules or change the mix of products ordered. The Company may also make strategic decisions to deliver and invoice products at certain dates in order to lower costs or improve supply chain efficiencies. As a result, the Company’s results of operations are likely to fluctuate significantly from period to period such that any historical results should not be considered indicative of the results to be expected for any future period. In addition, the Company incurs significant additional expenses in the periods leading up to the introduction of new products which may also result in fluctuations in the Company’s results of operations. The Company’s annual and quarterly gross profit margins are also sensitive to a number of factors, many of which are beyond its control, including shifts in product sales mix, geographic sales trends, and currency exchange rate fluctuations, all of which the Company expects will continue. This seasonality in revenues, expenses and margins, along with other factors that are beyond the Company’s control, including general economic conditions, changes in consumer preferences, weather conditions, tariffs, free-trade arrangements, the cost or availability of raw materials or labour, discretionary spending habits and currency exchange rate fluctuations, could materially adversely affect the Company’s business, results of operations or financial condition.

The Company is subject to laws, rules and regulations regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase its capital or operating costs

The Company is subject to federal, provincial/state and local/municipal laws, rules and regulations in Canada, the United States and other countries regarding product safety, health, environmental and noise pollution and other issues that could cause the Company to incur fines or penalties or increase the Company’s capital or operating costs, all of which could have a material adverse effect on the Company’s business, results of operations or financial condition. A failure to comply with, or compliance with, any such requirements or any new requirements could result in increased expenses to modify the Company’s products, or harm to its reputation, which could have a material adverse effect on the Company’s business, results of operations or financial condition. Certain jurisdictions require or are considering requiring a license to operate the Company’s products. While such licensing requirements are not expected to be unduly restrictive, they may deter potential customers, thereby reducing the Company’s sales. The Company’s products are also subject to laws, rules and regulations imposing environmental, noise emission, zoning and permitting restrictions, which laws, rules and regulations are subject to change and may limit the locations where the Company’s products may be sold or used or restrict their use during certain times or on certain conditions.

Climate change is receiving increasing attention worldwide. A perceived consensus among scientists, legislators and others regarding the impact of increased levels of greenhouse gases, including carbon dioxide, on climate change has led to significant legislative and regulatory efforts to limit greenhouse gas emissions. Greenhouse gas regulations could require the Company to purchase allowances to offset the Company’s own emissions or result in an overall increase in costs of raw materials or operating expenses, any of which could reduce competitiveness in a global economy or otherwise have a material adverse effect on the Company’s business, results of operations or financial condition. Many of the Company’s suppliers face similar circumstances. Moreover, the Company may face greater regulatory or customer pressure to develop products that generate less emissions. This may require the Company to spend additional funds on research and development and implementation and subject the Company to the risk that the Company’s competitors may respond to these pressures in a manner that gives them a competitive advantage. The development of such products may also present challenges in maintaining the look, sound and feel of the Company’s products. While additional regulation of emissions in the future appears likely, it is too early to predict whether this regulation could ultimately have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is also subject to environmental laws, rules and regulations pursuant to which, among other things, current or previous owners or occupants of property may become liable for the contamination of such property and, as a result, may be liable for the costs of investigating, removing and monitoring any hazardous substances found on the property. Given the nature of the Company’s manufacturing activities and the fact that certain of its facilities have been in operation for many years, the Company and the prior owners or occupants of its property may have generated and disposed of materials that are or may be considered hazardous. The Company is aware of certain current environmental liabilities in relation to certain of its property and it is possible that additional environmental liabilities may arise in the future as a result of any prior or future generation or disposal of hazardous materials. The Company may therefore incur material costs and obligations related to environmental compliance and remediation matters in the future. Any failure to comply with, or the compliance with, any applicable environmental laws, rules or regulations, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company has a relatively large fixed cost base that can affect its profitability in a declining sales environment

The fixed costs involved in owning and operating the Company’s facilities can reduce the Company’s gross profit margins when sales and production decline, such as is the case as a result of the ongoing COVID-19 health crisis. The Company’s profitability is dependent, in part, on its ability to spread fixed costs over an increasing number of products sold and shipped, and if the Company is required to reduce its rate of production, gross profit margins could be negatively affected. Consequently, decreased demand can lower the Company’s ability to absorb fixed costs, which could have a material adverse effect on its business, results of operations or financial condition.

The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s dealers and distributors require adequate liquidity to finance their operations and to purchase the Company’s products. Dealers and distributors are subject to numerous risks and uncertainties that could unfavourably affect their liquidity positions, including, among other things, continued access to adequate financing sources on a timely basis and on reasonable terms. The Company currently has agreements in place with large financing companies to provide inventory financing to its dealers and distributors to facilitate their purchase of the Company’s products. These sources of financing are instrumental to the Company’s ability to sell products through the Company’s distribution network, as a significant percentage of the Company’s sales are done under such arrangements. See “Business of the Company – Distribution, Sales and Marketing – Dealers’ and Distributors’ Inventory Financing Arrangements” in the Annual Information Form. The Company’s business, results of operations or financial condition could be materially adversely affected if a decline in financing availability to the Company’s dealers and distributors occurs, or if financing terms change unfavourably, which may be the case as a result of the ongoing COVID-19 health crisis. This could require the Company to find alternative sources of financing, including the Company providing this financing directly to dealers and distributors, which could require additional capital to fund the associated receivables.

In the event of a dealer or distributor default, the Company may be required to purchase new and unused products at the total unpaid principal balance to the finance company from financing companies providing inventory financing to the Company’s dealers and distributors, subject to certain caps as described under “Business of the Company – Distribution, Sales and Marketing” in the Annual Information Form. Any requirement of the Company to purchase the inventory of several of its dealers or distributors could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Supply problems, termination or interruption of supply arrangements or increases in the cost of materials could have a material adverse effect on the Company’s business, results of operations or financial condition

The primary raw materials used in manufacturing the Company’s products are aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Certain suppliers provide the Company with certain product parts and components. In some instances, the Company also purchases systems, components, raw materials and parts that are derived from a single source and which may represent an increased risk of supply disruptions. The Company cannot be certain that it will not experience supply problems, such as the untimely delivery of, or defects or variations in, raw materials, parts or components. In addition, there is a risk that production stoppages and slowdowns resulting from any government regulation and prevention measures undertaken in response to the COVID-19 outbreak could lead to supply disruptions and delivery delays for the Company. Any prolonged disruption in the supply could have a material adverse effect on the Company’s operations or profitability and the insolvency, bankruptcy, financial restructuring or force majeure event of any critical suppliers could result in the Company incurring unrecoverable costs related to the financial work-out or resourcing costs of such suppliers and/or increased exposure for product liability, warranty or recall costs relating to the components supplied by such suppliers to the extent such supplier is not able to assume responsibility for such amounts. As well, the Company obtains certain of the raw materials, parts and components it uses from either sole suppliers or a limited number of suppliers. If these supply arrangements were terminated or interrupted for reasons such as supplied goods not meeting the Company’s quality or safety standards or the suppliers’ operations being disrupted as a result of a variety of internal or external risks, including a deterioration in general economic conditions, which may be the case as a result of the ongoing COVID-19 health crisis, the Company could have difficulty establishing substitute supply arrangements on satisfactory terms. Problems with the Company’s supplies could have a material adverse effect on the Company’s business, results of operations or financial condition.

Moreover, the Company’s profitability is affected by significant fluctuations in the prices of the raw materials, parts and components it uses. The Company may not be able to pass along price increases in raw materials, parts or components to its customers. As a result, an increase in the cost of raw materials, parts and components used in the manufacturing of the Company’s products could reduce its profitability and have a material adverse effect on its business, results of operations or financial condition.

The Company faces intense competition in all product lines and any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations could materially adversely impact the Company’s business, results of operations or financial condition

The powersports industry is highly competitive. Competition in such industry is based upon a number of factors, including price, quality, reliability, styling, product features, warranties and overall consumer experience. At the dealer and distributor level, factors impacting competition include sales and marketing support programs such as retail sales promotions, dealer and distributor performance bonuses, and dealer and distributor inventory financing. Some of the Company’s competitors are more diversified and have financial and marketing resources that are substantially greater than the Company’s, which allow these competitors to invest more heavily in intellectual property, product development, sales and marketing support and innovative consumer offers. The Company is also subject to competitive pricing. Such pricing pressure may limit the Company’s ability to maintain prices or to increase prices for its products in response to raw material, component and other cost increases, and therefore negatively affect the Company’s profit margins. In addition, the industries in which the Company does business may experience significant change in the coming years. Participants could disrupt the historic business model of such industries through the introduction of new technologies, products or services. The Company expects to face increased pressure in the future to develop new products and services, including products and services that could be viewed as falling outside its historical core business such as electric vehicles and digital services. The process of designing and developing new technologies, products and services is complex, costly and uncertain, requires extensive capital investment and is dependent upon the ability to recruit and retain talent. There can be no assurance that future innovation is achievable or will occur in a timely manner, or that competitors of the Company will not be able to develop new technologies, products and services before the Company does or that it will acquire technologies on an exclusive basis or at a significant price advantage. If the Company is not able to compete with new products, product features, models or product prices of its competitors, to attract new dealers and distributors, or to adapt to changing consumer habits or disruption in historical business models, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company may be unable to successfully execute its growth strategy

The Company’s strategic plan established by management includes an organic growth strategy, which is focused mainly on the development of new products and features, and may involve from time to time growth through strategic acquisitions, investments, alliances, joint ventures and similar transactions.

While the Company makes significant investments in research and development and emerging product lines, there can be no assurance that it will be able to continue to successfully enhance its existing products, develop new innovative products and distinguish its products from its competitors’ products through innovation and design. Product improvements and new product introductions also require significant planning, design, development and testing at the technological, product and manufacturing process levels and the Company may not be able to develop product improvements or new products in a timely manner, notably in light of temporary slowdowns or suspensions of production lines that are or could be implemented as a result of the ongoing COVID-19 health crisis. The new products of the Company’s competitors may access the market more rapidly, be more effective with more features and/or less expensive than the Company’s products, obtain better market acceptance, or render the Company’s products obsolete. The Company may therefore not be able to satisfy the needs and preferences of customers and compete effectively with its competitors. Product development requires significant financial, technological and other resources. The Company expended approximately $238.4 million in research and development in the fiscal year ended January 31, 2020. There can be no assurance that the Company will be able to sustain this level of investment or that this level of investment in research and development will be sufficient to successfully maintain the Company’s competitive advantages in product innovation and design in the future. Further, the sales of any new products are expected to decline over such new products’ life cycle, with sales being higher early in the life cycle of the new products and sales decreasing over time as the new products age. The Company cannot predict the length of the life cycle for any new product. Any failure by the Company to continue to enhance existing products and develop and market new products that respond to customer needs and preferences and achieve market acceptance could have a material adverse effect on the Company’s business, results of operations or financial condition. In addition, even if the Company is able to successfully develop improvements to existing products and develop new products, there is no guarantee that the markets for the Company’s existing products and new products will evolve as anticipated. If any of the markets in which the

Company’s existing products compete do not develop as expected, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company has completed acquisitions in the past years and it may also consider pursuing acquisitions, investments, alliances, joint ventures or similar transactions in the future. Any such transactions would involve a number of risks, including:

•	difficulties in integrating the operations of any acquired or new businesses with the Company’s existing operations and the failure by management to accomplish such integration successfully;

•

the necessity to raise additional capital, through debt or equity, or use cash that would otherwise have been available to support the Company’s existing business operations and research and development activities to finance the transaction (see “Risk Factors – The Company uses cash generated from its operating activities to fund its business and execute its growth strategy and may require additional capital that may not be available to the Company”);

•	the diversion of management’s attention;

•	difficulties in realizing projected efficiencies, cost savings and synergies;

•	the potential loss of key employees or customers of an acquired business or adverse effects on existing business relationships with suppliers and customers;

•	a negative impact on overall profitability if any acquired or new businesses do not achieve the financial results projected in the Company’s valuation models;

•	dilution to existing shareholders if securities of the Company are issued as part of transaction consideration or to fund the transaction consideration; and

•

the inability to direct the management and policies of any acquired business, joint venture, strategic alliance, or partnership, particularly in circumstances where other participants may be able to take action contrary to the Company’s instructions or requests and against its policies and objectives.

The Company’s ability to grow through strategic acquisitions, investments, alliances, joint ventures or other similar transactions will depend, among other things, on the availability of such strategic opportunities, their cost, their terms and conditions, the Company’s ability to compete effectively for such strategic opportunities and the availability to the Company of required capital and personnel. The Company may also be precluded from pursuing such transactions as a result of financial or other covenants in agreements to which it is a party. The Company’s inability to take advantage of future strategic opportunities, or its failure to successfully address the risks associated with any strategic opportunities that is completed, could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company’s international sales and operations subject it to additional risks, which risks may differ in each country in which the Company operates

The Company manufactures its products in Australia, Austria, Canada, Finland, Mexico and the United States. The Company maintains sales and administration facilities in approximately 20 countries. The Company’s primary distribution facilities distribute the Company’s products to its North American dealers and the Company relies on various other locations around the world, including in Australia, Belgium, Finland and Russia, that distribute its products to its international dealers and distributors. The Company’s total sales outside Canada and the United States represented 29.4% of the Company’s total sales for the fiscal year ended January 31, 2020 and the Company intends to continue to expand its international operations by investing in developing its dealer network and promoting the Company’s brands and products in international markets. International markets have been and are expected to continue generating sales growth. Several factors, including weakened international economic conditions, the introduction of new trade restrictions, increased protectionism or changed in free-trade arrangements, tariffs, negative geo-political events or an outbreak of infectious disease, a pandemic or a similar public health threat, such as the recent outbreak of the COVID-19, could adversely affect such growth. The COVID-19 has a global impact, and the World Health Organization has declared it a pandemic, causing various international jurisdictions to impose restrictions such as quarantines, business closures and travel restrictions. In connection with the COVID-19 outbreak, the Company has taken temporary measures to suspend or reduce operations at its manufacturing plants and distribution facilities. While some of these measures have been lifted and others are expected to be temporary, the duration of the business disruptions internationally and related financial impact will depend on future developments, which are highly uncertain and cannot be predicted at this time, and include the duration, severity and scope of the outbreak and the actions taken in each jurisdiction to contain or treat the COVID-19 outbreak. Additionally, the expansion of the Company’s existing international operations and entry into additional international markets require significant management attention and financial resources. The risks inherent in having sales or operations in foreign countries include:

•	increased costs of adapting products for foreign countries’ laws, rules and regulations;

•	difficulties in managing and staffing international operations and increased infrastructure and operational costs;

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risk of travel advisories or travel restrictions related to the outbreak of contagious illnesses, such as the COVID-19 that is currently impacting several geographic locations, which could impact the Company’s ability to operate in certain markets and/or manage our operations in those markets;

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the imposition of additional Canadian or foreign governmental controls or regulations; new or enhanced trade restrictions and restrictions on the activities of foreign agents, representatives, and distributors; the imposition of increased costs or delays, or the introduction of new import and export licensing and other compliance requirements, customs duties or tariffs, or other non-tariff barriers to trade;

•	breaches or violation of any anti-corruption laws, rules or regulations by any of the Company’s employees, consultants, dealers or distributors;

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the imposition of Canadian and/or international sanctions against a country, company, person, or entity with whom the Company does business which restricts or prohibits the Company’s continued business with the sanctioned country, company, person, or entity;

•	international pricing pressures;

•	laws and business practices favouring local companies;

•	governmental expropriation;

•	the imposition of any travel or trade restrictions, or other similar restrictions impacting commercial activities among countries;

•	adverse currency exchange rate fluctuations;

•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems; and

•	difficulties and inconsistencies relating to the enforcement of laws, rules, and regulations, including rules relating to environmental, health, safety and intellectual property matters.

Some of the Company’s manufacturing facilities are located in Mexico, and could be impacted by changes in economic, regulatory, social or political conditions affecting such country. In the past, Mexico has been subject to political instability, changes and uncertainties and there can be no assurance that similar events will not occur again in the future. In addition, the impact of any changes in economic, regulatory, social and political conditions affecting Mexico would be beyond the Company’s control, and there can be no assurance that any mitigating actions by the Company would be effective. As a result, the Company’s business, results of operations or financial condition could be materially adversely affected by any significant change in economic, regulatory, social and political conditions affecting Mexico. Moreover, goods produced in Mexico and Canada and sold to the United States benefit from the Canada-United States-Mexico Agreement (CUSMA). CUSMA has been signed and ratified by all three countries and came into force in Canada on July 1, 2020. The medium and long-term impact of the implementation of CUSMA, including the impact of its underlying rules and principles remains difficult to predict as of today and could, particularly if coupled with other changes such as changes in the global economic condition, have a material adverse effect on the Company’s business, results of operations or financial condition.

The failure of the Company’s information technology systems or a security breach could materially adversely affect the Company’s business, results of operations or financial condition

The Company’s global business operations are managed through a variety of information technology systems. These systems govern all aspects of the Company’s operations around the world. The Company is dependent on these systems for all commercial transactions, financial reporting, dealership and distributorship interactions, and supply chain and inventory management. Certain of the Company’s key IT systems are dated and require, or are in the process of, modernization. If one of the Company’s key IT systems were to suffer a failure, no assurance can be given that the Company’s backup systems or contingency plans will sustain critical aspects of the Company’s operations, and the Company’s business, results of operations or financial condition could be materially adversely affected. Further, the Company relies on large outsourcing contracts for IT services with a major third-party service providers, and if such service providers were to fail or the relationships with the Company were to end, and the Company were unable to find suitable replacements in a timely manner, the Company’s business, results of operations or financial condition could be materially adversely affected. The Company is continually modifying and enhancing its IT systems and technologies to increase productivity and efficiency. As new systems and technologies are implemented, the Company could experience unanticipated difficulties resulting in unexpected costs and adverse impacts to its financial reporting and manufacturing and other business processes. When implemented, the systems and technologies may not provide the benefits anticipated and could add costs and complications to ongoing operations, which may have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company and its dealers and distributors receive and store personal information in connection with their human resources operations, credit operations, warranty management, marketing efforts and other aspects of their businesses. Additionally, the Company maintains financial information in its IT system and exchanges electronically information with a large number of trading partners across all aspects of its commercial operations. The Company makes significant investments in research and development each year and data from such activities is maintained in the Company’s IT systems. Any security breach of the Company’s IT systems could result in disruptions to its operations, erroneous transactions or reporting, loss of data from research and development activities or the devaluation of intellectual property. The Company has security measures and controls in place to protect personal and business information, and on an ongoing basis, continues to make investments to reinforce secure access to our information technology network. In addition, despite the Company’s preventive efforts to address cybersecurity threats, these threats are increasingly complex and can change frequently such that the Company may be unable to proactively address those threats or to implement adequate preventive measures. To the extent that a cybersecurity breach results in a loss or damage to the Company’s data, or in inappropriate disclosure of confidential or personal information, it could cause significant damage to the Company’s reputation, affect its relationships with its customers, lead to claims against the Company and ultimately materially adversely affect its business, results of operations or financial condition.

If the Company fails to maintain an effective system of internal control over financial reporting, the Company may not be able to produce accurate and timely financial statements

Ensuring that the Company has adequate internal financial and accounting controls and procedures in place so that it can produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently. In connection with the audit of the Company’s consolidated financial statements for the fiscal year ended January 31, 2020, management has identified a material weakness in the Company’s internal control over financial reporting. It had also found a different material weakness in the Company’s internal control over financial reporting in connection with the Company’s consolidated financial statements for the fiscal year ended January 31, 2019, which has been remediated. If the Company fails to correct any material weakness in its internal controls, or having corrected such material weakness, thereafter fails to maintain the adequacy of its internal controls, the Company may be unable to report its financial results accurately, which could increase operating costs and harm its business, including investors’ perception of its business and the price of its Subordinate Voting Shares. The actions that the Company has taken in the past and plans to take to remediate a material weakness are subject to continued management review supported by confirmation and testing, as well as Audit Committee oversight. While management expects changes will be made including in its IT systems and infrastructures enabling it to fully remediate such material weakness, it cannot assure that it will be able to do so in a timely manner. Any continued or future failure to maintain adequate internal controls over financial reporting could materially adversely affect the Company’s business, results of operations or financial condition.

If the Company loses the services of members of its management team or employees who possess specialized market knowledge and technical skills, the Company’s ability to compete, to manage its operations effectively, or to develop new products could be materially adversely affected

Many members of the Company’s management team have extensive experience in the Company’s industry and with its business, products and customers. The loss of the technical, management and operational knowledge and expertise of one or more members of the management team could result in a diversion of management resources, as the remaining members of management would need to cover the duties of any senior executive who leaves the Company and would need to spend time usually reserved for managing the Company’s business to search for, hire and train new members of management. The loss of some or all of the members of Company’s management team, particularly if combined with difficulties in finding qualified substitutes, could negatively affect the Company’s ability to develop and pursue its business strategy, which could materially adversely affect the Company’s business, results of operations or financial condition.

In addition, the Company’s success depends to a large extent upon its ability to retain skilled employees. There is intense competition for qualified and skilled employees, and the Company’s failure to recruit, train and retain such employees could have a material adverse effect on its business, results of operations or financial condition. To implement and manage the Company’s business and operating strategies effectively, the Company must maintain a high level of efficiency, performance and content quality, continue to enhance its operational and management systems and continue to effectively attract, train, motivate and manage its employees. If the Company is not successful in doing so, it may have a material adverse effect on its business, results of operations or financial condition.

The risks to the Company of a pandemic, epidemic or other public health crisis, such as the ongoing COVID-19 pandemic, include risks to employee health and safety, prolonged restrictive measures put in place in order to control the outbreak and limitations on travel, which may result in temporary shortages of staff or unavailability of certain employees or consultants with key expertise or knowledge of the Company, impact on workforce productivity and increased medical costs/insurance premiums.

The Company’s success depends upon the continued strength of its reputation and brands

The Company’s well-established brands include Can-Am off-road vehicles (ATVs and SSVs) and Can-Am on-road vehicles (Spyder and Ryker vehicles), Ski-Doo and Lynx snowmobiles, Sea-Doo PWCs, Alumacraft, Manitou, Quintrex, Stacer and Savage boats, Rotax engines and Evinrude outboard engines. The Company believes that its reputation and brands are significant contributors to the success of its business. Any negative publicity about the Company’s products could diminish customer trust, do significant damage to the Company’s reputation and brands and negatively impact sales. As the Company expands into new geographical markets, maintaining and enhancing its brands may become increasingly difficult and expensive, as consumers in these markets may not accept its brand image. Failure to maintain and enhance the Company’s brands in any of its markets may materially adversely affect the Company’s business, results of operations or financial condition.

The Company’s brands and branded products could also be adversely affected by incidents that reflect negatively on the Company. Moreover, the negative impact of these events may be aggravated as the perceptions of consumers and others are formed based on modern communication and social media tools over which the Company has no control. The increasing use of social media has heightened the need for reputational risk management. Any actions the Company takes that cause negative public opinion have the potential to negatively impact the Company’s reputation, which may materially adversely affect its business, results of operations or financial condition.

An adverse determination in any significant product liability claim against the Company could materially adversely affect its business, results of operations or financial condition

The development, manufacturing, sale and usage of the Company’s products expose the Company to significant risks associated with product liability claims. If the Company’s products are defective, malfunction or are used incorrectly by its consumers, it may result in bodily injury, property damage or other injury, including death, which could give rise to product liability claims against the Company. Changes to the Company’s manufacturing processes and the production of new products could result in product quality issues, thereby increasing the risk of litigation and potential liability. Any losses that the Company may suffer from any liability claims and the effect that any product liability litigation may have upon the brand image, reputation and marketability of the Company’s products could have a material adverse impact on its business, results of operations or financial condition.

The Company does not believe the outcome of any pending product liability claim could have a material adverse effect on its business, results of operations or financial condition, and the Company has insurance with respect to future claims in amounts it believes to be appropriate. However, no assurance can be given that the Company’s historical claims record will not change, that material product liability claims will not be made in the future against the Company, or that claims will not arise in the future in excess or outside the coverage of the Company’s indemnities and insurance. The Company records provisions for known potential liabilities, but there is the possibility that actual losses may exceed these provisions and therefore negatively impact earnings. Also, the Company may not be able in the future to obtain adequate product liability insurance or the cost of doing so may be prohibitive. Adverse determinations of material product liability claims made against the Company could also harm the Company’s reputation and cause it to lose customers and could have a material adverse effect on its business, results of operations or financial condition.

Significant product repair and/or replacement due to product warranty claims or product recalls could have a material adverse impact on the Company’s business, results of operations or financial condition

The Company provides a limited warranty against defects for all of its products for a period generally varying from six months to five years. The Company may provide extended warranty coverage related to certain promotional programs, as well as extended warranty coverage in certain geographical markets as determined by local laws, rules or regulations and market conditions. The Company also provides a limited emissions warranty for certain emissions related parts in its products as required by the United States Environmental Protection Agency and the California Air Resources Board. Although the Company employs quality control procedures, it happens that a product manufactured by the Company needs repair or replacement or be recalled. The Company’s standard warranties require that dealers repair or replace defective products during such warranty periods at no cost to the consumer. The Company records provisions based on an estimate of product warranty claims, but there is the possibility that actual claims may exceed these provisions and therefore negatively impact earnings. The Company could make major product recalls or could be held liable in the event that some of its products do not meet safety standards or statutory requirements on product safety or consumer protection. In addition, the risks associated with product recalls may be aggravated if production volumes increase significantly, supplied goods do not meet the Company’s standards, the Company fails to perform its risk analysis systematically or product-related decisions are not fully documented. Historically, product recalls have been administered through the Company’s dealers and distributors. The repair and replacement costs that the Company could incur in connection with a recall could have a material adverse effect on the Company’s business, results of operations or financial condition. Product recalls could also harm the Company’s reputation and cause it to lose customers, particularly if recalls cause consumers to question the safety or reliability of the Company’s products, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company relies on a network of independent dealers and distributors to manage the retail distribution of its products

The Company depends on the capability of its independent dealers and distributors to develop and implement effective retail sales plans to create demand among retail purchasers for its products. If the Company’s independent dealers and distributors are not successful in these endeavours, then the Company will be unable to maintain or grow its sales. The measures taken by governmental authorities in connection with the COVID-19, including with respect to labour stoppages, business interruptions or temporary shutdowns may impact the ability of our independent dealers and distributors to carry out their retail sales plans for a certain period of time. Further, independent dealers and distributors may experience difficulty in funding their day-to-day cash flow needs and paying their obligations resulting from adverse business conditions, including weakened consumer spending or tightened credit. Inability to fund operations can force dealers and distributors to cease business, and the Company may not be able to obtain alternate distribution in the vacated market, which could negatively impact the Company’s sales through reduced market presence or inadequate market coverage. In the event of a dealer or distributor default under any financing arrangement, the Company may also be required to repurchase such dealer’s or distributor’s inventory from the financing company. See “Risk Factors – The inability of the Company’s dealers and distributors to secure adequate access to capital could materially adversely affect the Company’s business, results of operations or financial condition”. In addition to dealers or distributors ceasing business, in some cases, the Company may seek to terminate relationships with some dealers or distributors leading to a reduction in the number of its dealers or distributors. Being forced to liquidate a former dealer’s or distributor’s inventory of the Company’s products could add downward pressure on such products’ prices. Further, the unplanned loss of any of the Company’s independent dealers or distributors may create negative impressions of the Company with its retail customers and have a material adverse impact on the Company’s ability to collect wholesale receivables that are associated with that dealer or distributor. Also, if the Company’s dealer and distributor base were to consolidate, competition for the business of fewer dealers and distributors would intensify. If the Company does not provide product offerings and pricing that meet the needs of its dealers and distributors, or if the Company loses a substantial amount of, or is not able to expand in certain key regions as North America, its dealer and distributor base, its business, results of operations or financial condition could be materially adversely affected.

The Company sells a majority of its products through dealer and distributor agreements. In general, distributors are contractually obligated to offer the Company’s products on an exclusive basis. On the other hand, many of the dealers through which the Company sells its products also carry competing product offerings and most dealers who sell the Company’s products exclusively are not contractually obligated to continue to do so and may choose to sell competing products at any time, which may lower the Company’s sales. The Company also relies on its dealers and distributors to service and repair its products. There can be no assurance that its dealers and distributors will provide high quality repair services to the Company’s customers. If dealers or distributors fail to provide quality service during either trial, delivery or after-sales service to the Company’s customers, the Company’s brand identity and reputation may be damaged, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company depends upon the successful management of the inventory levels, both at the Company’s and the dealers’ and distributors’ levels, and any failure to successfully manage inventory levels could have a material adverse effect on the Company’s business, results of operations or financial condition

The Company must maintain sufficient inventory levels to operate its business successfully. However, the Company must also guard against accumulating excess inventory as it seeks to minimize lost sales. The nature of the Company’s product lines requires the Company to purchase supplies and manufacture products well in advance of the time these products are offered for sale. As a result, the Company may experience difficulty in responding to a changing retail environment, such as the one currently caused by the ongoing COVID-19 health crisis, which may lead to excess inventory or to inventory shortages if supply does not meet demand.

Sales for certain product lines are managed through longer term purchase commitments, and the Company plans annual production levels and long-term product development and introduction based on anticipated demand, as determined by the Company in reliance on its own market assessment and regular communication with its dealers, distributors and other customers. If the Company does not accurately anticipate the future demand for a particular product or the time it will take to adjust inventory, its inventory levels will not be appropriate and its results of operations may be negatively impacted, including through lower gross profit margins due to greater than anticipated discounts and markdowns that might be necessary to reduce inventory levels. On the other hand, the sales of certain other product lines are managed through shorter-term purchase commitments, and the Company has introduced a flexible order management system for some of its products. Any failure by the Company to maintain adequate inventory levels for such products could result in undesirable delivery delays for its customers or result in the loss of certain sales, which could, in turn, have a material adverse effect on the Company’s business, results of operations or financial condition.

Additionally, the Company’s dealers and distributors could decide to reduce the number of units of the Company’s products they hold. Such a decision would likely require the Company to reduce its production levels, thus resulting in lower rates of absorption of fixed costs in the Company’s manufacturing facilities and lower gross profit margins. If the Company’s dealers and distributors then placed additional orders for the Company’s products, this could impair the Company’s ability to respond rapidly to these demands and adequately manage its inventory levels, which could materially adversely affect its business, results of operations or financial condition.

The Company may be unable to protect its intellectual property or it may incur substantial costs as a result of litigation or other proceedings relating to protection of its intellectual property

The Company’s success depends in part on its ability to protect its patents, trademarks, copyrights and trade secrets from unauthorized use by others. If substantial unauthorized use of the Company’s intellectual property rights occurs, the Company may incur significant costs in enforcing such rights by prosecuting actions for infringement of its rights, particularly taking into account that policing unauthorized use of the Company’s intellectual property may be particularly difficult outside North America and Europe. Such unauthorized use could also result in the diversion of engineering and management resources to these matters at the expense of other tasks related to the business. Others may also initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or allege that the Company infringes their patents, trademarks, copyrights or trade secrets. If the Company’s competitors initiate litigation to challenge the validity of the Company’s patents, trademarks, copyrights and trade secrets, or allege that the Company infringes theirs, the Company may incur substantial costs to defend its rights. If the outcome of any such litigation is unfavourable to the Company, its business, results of operations or financial condition could be materially adversely affected. The Company also cannot be sure that the patents it has obtained, or other protections such as confidentiality and trade secrets, will be adequate to prevent imitation of its products and technology by others. If the Company is unable to protect its technology through the enforcement of intellectual property rights, its ability to compete based on technological advantages may be harmed. If the Company fails to prevent substantial unauthorized use of its trade secrets, it risks the loss of certain competitive advantages, which could have a material adverse effect on its business, results of operations or financial condition.

Some of the Company’s direct competitors and indirect competitors may have significantly more resources to direct toward developing and patenting new technologies. It is possible that the Company’s competitors will develop and patent equivalent or superior engine technologies and other products that compete with the Company’s products. They may assert these patents against the Company and the Company may be required to license these patents on unfavourable terms or cease using the technology covered by these patents, either of which could harm the Company’s competitive position and may materially adversely affect its business, results of operation or financial condition.

Additionally, the Company is currently a defendant in a patent proceedings relating to its snowmobiles and PWCs, and similar actions could be introduced by others. If the Company is unsuccessful in its defense of any of these actions, there could be material adverse consequences including payment of monetary damages, licensing of patents on unfavourable terms, limitations on its ability to use certain technology and removal of desirable features from the Company’s products. Even if the Company is able to defeat such claims, the allegation that it is infringing on others’ intellectual property rights could harm its reputation and cause it to incur significant costs in connection with its defense of these actions. Also, from time to time, third parties have challenged, and may in the future try to challenge, the Company’s trademark rights and branding practices. The Company may be required to institute or defend litigation to enforce its trademark rights, which, regardless of the outcome, could result in substantial costs and diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. If the Company loses the use of a product name, its efforts spent building that brand will be lost and it will have to rebuild a brand for that product, which it may or may not be able to do.

The Company may not be able to successfully execute its manufacturing strategy

One of the priorities of the strategic plan established by management consists of sustained efforts in the areas of cost reduction and operational efficiencies. This priority aims in part at leveraging the strength of the Company’s established manufacturing centers. In addition, in order to help the Company respond to ongoing changes in the market place and reduce inventory across the supply chain, the Company’s cost reduction and operational efficiencies efforts also focus on further implementing model mix production on its assembly lines, which allows the Company to produce a greater range of models on a weekly and daily basis, without expensive set-up costs or production downtime. The Company believes that flexible manufacturing is the key element to enable improvements in the Company’s ability to respond to customers in a cost-effective manner. The success of the Company in implementing this priority of its strategic plan is dependent on the involvement of management, production employees and suppliers. Any failure to achieve this cost reduction and operational efficiencies priority (including the anticipated levels of productivity and operational efficiencies) in the Company’s manufacturing facilities, could materially adversely impact the Company’s business, results of operations or financial condition and its ability to deliver the right product at the right time to the customer.

Increased freight and shipping costs or disruptions in transportation and shipping infrastructure could adversely impact the Company’s business, results of operations or financial condition

The Company uses external freight shipping and transportation services to transport and deliver products and raw materials. Adverse fluctuations in freight costs, limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure at important geographic points of exit and entry for our products and raw materials could adversely affect our business and results of operations. For example, delivery delays or increases in transportation costs (including through increased fuel costs, increased carrier rates or driver wages as a result of driver shortages, a decrease in transportation capacity for overseas shipments, or work stoppages or slowdowns) could significantly decrease our ability to make sales and earn profits. Labour shortages or work stoppages in the transportation industry or long-term disruptions to the national and international transportation infrastructure that lead to delays or interruptions of deliveries or which would necessitate our securing alternative shipping suppliers could also increase our costs or otherwise negatively affect our business, results of operations or financial condition. In recent months, the Company has experienced an increase in our freight costs and expects such increased freight costs may continue, which could have an impact on our results of operations. Disruptions in the movement of freight caused by the global COVID-19 outbreak are also expected to impact our freight costs and ultimately our revenues.

Covenants contained in agreements to which the Company is a party affect and, in some cases, significantly limit or prohibit the manner in which the Company operates its business

Some of the financing and other major agreements to which the Company is a party, including the Term Credit Agreement and the Revolving Credit Facilities, contain certain covenants that affect and, in some cases, significantly limit, among other things, the activities in which the Company may engage, the ability of the Company to incur debt, grant liens over its assets, engage in lines of business different from its own, consummate asset sales, pay dividends or make other distributions, redeem or otherwise retire capital stock or make other restricted payments, make loans, advances and other investments, and merge consolidate or amalgamate with another person. Under the Revolving Credit Facilities, the Company is bound by a fixed charge coverage ratio applicable if excess availability under our Revolving Credit Facilities is less than $100.0 million for seven consecutive business days.

A failure by the Company to comply with such contractual obligations or to pay amounts due under financing and other major agreements could result in an acceleration of the debt incurred under such agreements, a termination of the commitments made thereunder, as well as an exercise of remedies provided therein by the creditors of the Company (including foreclosure over substantially all of the assets of the Company). In such a situation, the Company may not be able to repay the accelerated indebtedness, fulfill its obligations under certain contracts or otherwise cover its fixed costs, which could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Tax matters and changes in tax laws could materially adversely affect the Company’s business, results of operations or financial condition

The Company, as a multinational company conducting operations through subsidiaries in multiple jurisdictions, is subject to income taxes in Canada, the United States and numerous other foreign jurisdictions. The Company’s effective income tax rate in the future could be adversely affected as a result of a number of factors, including changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws and the outcome of income tax audits in various jurisdictions around the world. The Company regularly assesses all of these matters to determine the adequacy of its tax liabilities. If any of the Company’s assessments turn out to be incorrect, the Company’s business, results of operations or financial condition could be materially adversely affected.

The Company’s Canadian and foreign entities undertake certain operations with other currently existing or new subsidiaries in different jurisdictions, including Canada, the United States, Mexico, Finland, Austria and Switzerland. The tax laws of these jurisdictions, including Canada, have detailed transfer pricing rules that require that all transactions with non-resident related parties be priced using arm’s length pricing principles. Although the Company believes that its transfer pricing policies have been reasonably determined in accordance with arm’s length principles, the taxation authorities in the jurisdictions where the Company carries on business could challenge its arm’s length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company’s transfer pricing policies, its income tax expense may be adversely affected and the Company could also be subjected to interest and penalties. Any such increase in the Company’s income tax expense and related interest and penalties could have a material adverse effect on its business, results of operations or financial condition.

The Company’s Canadian and foreign entities are entitled to claim certain expenses and tax credits, including research and development expenses and Scientific Research and Experimental Development tax credits.

Although the Company believes that the claims or deductions have been reasonably determined, there can be no assurance that the Canadian or the relevant foreign taxation authorities will agree. If a taxation authority were to successfully challenge the correctness of such expenses or tax credits claimed, or if a taxation authority were to reduce any tax credit either by reducing the rate of the grant or the eligibility of some research and development expenses in the future, the Company’s business, results of operations or financial condition could be materially adversely affected.

An impairment in the carrying value of goodwill and intangibles could negatively impact the Company’s consolidated results of operations and net worth

Goodwill and intangible assets, such as the Company’s trademarks, are recorded at fair value at the time of acquisition and are not amortized but are reviewed for impairment annually or more frequently if impairment indicators arise. The determination of whether goodwill impairment has occurred is based on a comparison of each of the Company’s reporting units’ fair market value with its carrying value. Significant and unanticipated changes in circumstances, such as significant and long-term adverse changes in business climate, unanticipated competition, and/or changes in technology or markets, could require a provision for impairment in a future period that could negatively impact the Company’s business, results of operations or financial condition, and reduce the Company’s consolidated net worth and shareholders’ equity.

Deterioration in relationships with the Company’s non-unionized and unionized employees could have a material adverse effect on the business, results of operations or financial condition

A majority of the Company’s employees are non-unionized, including in all facilities in Canada and the United States. The maintenance of a productive and efficient labour environment and, in the event of unionization of these employees, the successful negotiation of a collective bargaining agreement, cannot be assured. A deterioration in relationships with employees or in the labour environment could result in work interruptions or other disruptions, or cause management to divert time and resources from other aspects of the Company’s business, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

The Company is party to some national collective arrangements in Austria, Finland and Mexico that expire at various times in the future. As the Company is dependent on national unions to renew these agreements on terms that are satisfactory as they become subject to renegotiation from time to time, the outcome of these labour negotiations could have a material adverse effect on the Company’s business, results of operations or financial condition. Such could be the case if current or future labour negotiations or contracts were to further restrict its ability to maximize the efficiency of its operations. In addition, its ability to make short-term adjustments to control compensation and benefit costs is limited by the terms of its national collective arrangements.

The Company cannot predict the outcome of any current or future negotiations relating to labour disputes, union representation or the renewal of its national collective arrangements, nor can the Company assure that it will not experience work stoppages, strikes, property damage or other forms of labour protests pending the outcome of any current or future negotiations. If its unionized workers engage in a strike or any other form of work stoppage, it could experience a significant disruption to its operations, damage to its property and/or interruption to its services, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Pension plan liability may have a material adverse effect on the Company

Economic cycles can have a negative impact on the funding of the Company’s remaining defined benefit pension obligations and related expenditures. In particular, a portion of the Company’s pension plan assets are invested in equity securities, which can experience significant declines if financial markets weaken. The Company’s latest actuarial funding valuation reports show that the defined benefit components of the Company’s registered pension plans present a combined deficit and, as a result of such deficit combined with the application of the stabilization provisions of the law, the Company is required to make additional contributions to fund that deficit. There is no guarantee that the expenditures and contributions required to fund these defined benefit pension obligations will not increase in the future and therefore negatively impact the Company’s operating results, liquidity and financial position. Risks related to the funding of defined benefit pension plans may materialize if total obligations with respect to such a pension plan exceed the total value of the plan fund’s assets. Shortfalls may arise due to lower-than-expected returns on investments, changes in the discount rate used to assess the pension plan’s obligations, and actuarial losses. Any of these risks could result in a material adverse effect on the Company’s business, results of operations or financial condition.

Natural disasters, unusually adverse weather, epidemic or pandemic outbreaks, boycotts and geo-political events could materially adversely affect the Company’s business, results of operations or financial condition

The occurrence of one or more natural disasters, such as hurricanes and earthquakes, unusually adverse weather, epidemic or pandemic outbreaks, such as the ongoing COVID-19 outbreak, boycotts and geo-political events, such as civil unrest and acts of terrorism, or similar disruptions could materially adversely affect the Company’s business, results of operations or financial condition. These events could result in physical damage to one or more of the Company’s properties, increases in fuel or other energy prices, temporary or permanent closure of one or more of the Company’s facilities, temporary lack of an adequate workforce in a market, temporary or long-term disruption in the supply of raw materials, product parts and components, temporary disruption in transport to and from overseas, disruption in the Company’s distribution network and disruption to the Company’s information systems. It is unknown whether and how the Company may be affected if the COVID-19 health crisis persists for an extended period of time. The Company may incur expenses or delays relating to such events outside of its control, which could have a material adverse impact on its business, operating results and financial condition.

Failure to carry adequate insurance coverage may have a material adverse effect on the Company

The Company maintains liability insurance, property and business interruption insurance, cargo insurance, workers’ compensation coverage in the United States to the required statutory limits, automotive liability insurance, aviation insurance and directors and officers insurance, and its insurance coverage reflects deductibles, self-insured retentions, limits of liability and similar provisions. However, there is no guarantee that the Company’s insurance coverage will be sufficient, or that insurance proceeds will be paid to it in a timely manner. In addition, there are types of losses the Company may incur but against which it cannot be insured or which it believes are not economically reasonable to insure, such as losses due to acts of war and certain natural disasters. If the Company incurs these losses and they are material, the Company’s business, results of operations or financial condition could be materially adversely affected.

Risks Related to this Offering

Volatility in the market price of the Subordinate Voting Shares

The market price of the Subordinate Voting Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. Such factors include the following:

•	actual or anticipated fluctuations in the Company’s quarterly results of operations;

•	changes in estimates of the Company’s future results of operations by the Company;

•	changes in forecasts, estimates or recommendations of securities research analysts regarding the Company’s future results of operations or financial performance;

•	changes in the economic performance or market valuations of other companies that investors deem comparable to the Company;

•	changes in overall economic conditions, primarily in North America and Europe, including changes that impact consumer spending and discretionary spending;

•	additions or departures of the Company’s senior management team or other key employees;

•	sales or perceived sales of additional Subordinate Voting Shares;

•	significant acquisitions or business combinations, strategic partnerships, joint ventures or capital commitments by or involving the Company or its competitors; and

•	news reports relating to trends, concerns or competitive developments, regulatory changes and other related issues in the Company’s industry or target markets.

Financial markets have in the past experienced, and are currently experiencing, significant price and volume fluctuations that particularly affect market prices of equity securities of companies. Such fluctuations have also, in many cases, been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Subordinate Voting Shares may decline even if the Company’s operating results, financial condition or prospects have not changed. As well, certain institutional investors may base their investment decisions on consideration of the Company’s environmental, governance and social practices and performance against such institutions’ respective investment guidelines and criteria, and failure to meet such criteria may result in a limited or no investment in the Subordinate Voting Shares by those institutions, which could materially adversely affect the trading price of the Subordinate Voting Shares. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s business, results of operations or financial condition could be materially adversely impacted and the trading price of the Subordinate Voting Shares could be materially adversely affected. Recently the spread of the COVID-19 caused a slowdown in the global economy, has caused volatility in global financial markets and may adversely affect the market price of the Subordinate Voting Shares.

BRP Inc. is a holding company and its financial performance and results are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc.

BRP Inc. is a holding company and a substantial portion of its assets consists in the shares of its direct and indirect subsidiaries. As a result, BRP Inc. is subject to the risks attributable to its subsidiaries. As a holding company, BRP Inc. conducts substantially all of its business through its subsidiaries, which generate substantially all of its revenues. Consequently, BRP Inc.’s cash flows and ability to complete current or desirable future enhancement opportunities are dependent on the earnings of its subsidiaries and the distribution of those earnings to BRP Inc. The ability of these entities to pay dividends and other distributions will depend on their operating results and will be subject to applicable laws and regulations that require that solvency and capital standards be maintained by such companies and contractual restrictions contained in the instruments governing their debt. In the event of a bankruptcy, liquidation or reorganization of any of its subsidiaries, holders of indebtedness and trade creditors will generally be entitled to payment of their claims from the assets of those subsidiaries before any assets are made available for distribution to BRP Inc.

The Beaudier Group and Bain will continue to have significant influence with respect to matters put before the shareholders, which may have a negative impact on the trading price of the Subordinate Voting Shares

The Beaudier Group and Bain will own ● and ● Multiple Voting Shares, respectively, representing approximately ●% and ●%, respectively, of the combined voting power of the Company’s outstanding Shares after giving effect to the Offering. Accordingly, Beaudier Group and Bain will have significant influence with respect to all matters submitted to the Company’s shareholders for approval, including without limitation the election and removal of directors, amendments to the articles of incorporation and by-laws of the Company and the approval of certain business combinations. Holders of Subordinate Voting Shares will have a limited role in the Company’s affairs. This concentration of voting power may impact the market price of the Subordinate Voting Shares, delay or prevent any acquisition or delay or discourage take-over attempts that shareholders may consider to be favourable, or make it more difficult or impossible for a third party to acquire control of the Company or effect a change in the Company’s Board of Directors and management. Any delay or prevention of a change of control transaction could deter potential acquirors or prevent the completion of a transaction in which the Company’s shareholders could receive a substantial premium over the then current market price for their Subordinate Voting Shares.

In addition, Beaudier Group’s and Bain’s interests may not in all cases be aligned with the interests of the other shareholders of the Company. Beaudier Group and Bain may have an interest in pursuing acquisitions, divestitures and other transactions that, in the judgment of their management, could enhance their equity investment, even though such transactions might involve risks to the shareholders of the Company and may ultimately affect the market price of the Subordinate Voting Shares.

Future sales of Subordinate Voting Shares by Beaudier Group, Bain or the Company’s directors and officers

After this Offering, Beaudier and 4338618 will own ● Multiple Voting Shares, which in the aggregate will represent approximately ●% of the issued and outstanding Shares of the Company, and Bain will own ● Multiple Voting Shares, which in the aggregate will represent approximately ●% of the issued and outstanding Shares of the Company. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. See “Description of the Share Capital of the Company” in the Shelf Prospectus.

Subject to compliance with applicable securities laws, and the terms of any lock-up agreements described under “Plan of Distribution”, the Beaudier Group Bain or the Company’s directors and officers may sell some or all of their Subordinate Voting Shares in the future. Beaudier Group and the Company’s officers, directors and senior management are not subject to any lock-up agreements. No prediction can be made as to the effect, if any, such future sales of Subordinate Voting Shares will have on the market price of the Subordinate Voting Shares prevailing from time to time. However, the future sale of a substantial number of Subordinate Voting Shares by Beaudier Group, Bain or the Company’s directors and officers or the perception that such sales could occur, could materially adversely affect prevailing market prices for the Subordinate Voting Shares.

Pursuant to the Registration Rights Agreement, each of Beaudier Group and Bain is granted certain registration rights. See “Material Contracts – Securityholders Agreements – Registration Rights Agreement” in the Annual Information Form.

LEGAL MATTERS

Certain legal matters relating to Canadian law with respect to the Offering will be passed upon on the Company’s behalf by Stikeman Elliott LLP and on behalf of the Underwriter by McCarthy Tétrault LLP. Certain legal matters relating to United States law with respect to the Offering will be passed upon on the Company’s behalf by Ropes & Gray LLP and on behalf of the Underwriter by Simpson Thacher & Bartlett LLP. The partners, counsel and associates of each of Stikeman Elliott LLP and McCarthy Tétrault LLP, respectively as a group, beneficially own directly and indirectly, less than one percent of the Company’s outstanding securities of any class. Ropes & Gray LLP and some of its attorneys are limited partners of RGIP, LP, which is an investor in certain investment funds advised by Bain and often a co-investor with such funds. RGIP, LP owns, directly or indirectly, less than one percent of the Company’s outstanding securities of any class.

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is Deloitte LLP, at its office at La Tour Deloitte, 1190 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0M7. Deloitte LLP is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

The transfer agent and registrar for the Subordinate Voting Shares and Multiple Voting Shares is Computershare Investor Services Inc. at their offices in Montreal and Toronto.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents have been filed or furnished with the SEC as part of the Registration Statement of which this Prospectus Supplement forms a part: (i) the documents listed under the heading “Documents Incorporated by Reference”; (ii) powers of attorney from BRP’s directors and officers, as applicable; (iii) the consent of Deloitte LLP; (iv) the consent of Stikeman Elliott LLP; (v) the consent of McCarthy Tétrault LLP; (vi) the Underwriting Agreement; and (vii) the form of indenture relating to debt securities that may be issued under the Shelf Prospectus.

PURCHASER’S STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the Securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the Securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Bain and certain of the Company’s directors, namely Joshua Bekenstein, Nicholas (Laki) Nomicos, Edward Philip, Joseph Robbins and Barbara Samardzich, reside outside of Canada have appointed BRP Inc. as agent for service of process at the following address: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or that resides outside of Canada, even if such person has appointed an agent for service of process.

CERTIFICATE OF BRP INC.

Dated: October 15, 2020

The short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) ●	(Signed) ●
President and Chief Executive Officer	Chief Financial Officer

On behalf of the Board of Directors

(Signed) ●	(Signed) ●
Director	Director

CERTIFICATE OF UNDERWRITER

Dated: October 15, 2020

To the best of our knowledge, information and belief, the short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces and territories of Canada.

BMO NESBITT BURNS INC.
(Signed) ●

PART I

INFORMATION REQUIRED TO BE DELIVERED TO OFFEREES OR PURCHASERS

This short form base shelf prospectus has been filed under legislation in each of the provinces and territories of Canada that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice-President, General Counsel and Public Affairs of BRP Inc. at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0, telephone: (450) 532-6154, and are also available electronically at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue and/or Secondary Offering	September 24, 2020

BRP INC.

$2,500,000,000

Subordinate Voting Shares

Preferred Shares

Debt Securities

Warrants

Subscription Receipts

Units

BRP Inc. (the “Company” or “BRP”) may offer, issue and sell, as applicable, from time to time, subordinate voting shares (“Subordinate Voting Shares”), preferred shares (“Preferred Shares”), debt securities (“Debt Securities”), warrants (“Warrants”) to acquire any of the other securities that are described in this short form base shelf prospectus (the “Prospectus”), subscription receipts exchangeable for any of the other securities that are described in this Prospectus (“Subscription Receipts”), units (“Units”) comprised of one or more of any of the other securities that are described in this Prospectus, or any combination of such securities (all of the foregoing collectively, the “Securities” and individually, a “Security”), for up to an aggregate offering price of $2,500,000,000 (or its equivalent in any other currencies), in one or more transactions during the 25-month period that this Prospectus, including any amendments hereto, remains effective.

The Company will provide the specific terms of any offering of Securities, including the specific terms of the Securities with respect to a particular offering and the terms of such offering, in one or more prospectus supplements (each a “Prospectus Supplement”) to this Prospectus. The Securities may be offered separately or together or in any combination, and as separate series. One or more securityholders of the Company may also offer and sell Securities under this Prospectus. See “The Selling Securityholders”.

All information permitted under applicable securities laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. For the purposes of applicable securities laws, each Prospectus Supplement will be incorporated by reference into this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which that Prospectus Supplement pertains. This Prospectus and any applicable Prospectus Supplement should be read carefully before investing in any Securities offered pursuant to this Prospectus.

The Company’s Securities may be offered and sold pursuant to this Prospectus through underwriters, dealers, directly or through agents designated from time to time, at amounts and prices and other terms determined by the Company or any selling securityholders. This Prospectus may qualify an “at-the-market distribution” (as such term is defined in National Instrument 44-102 – Shelf Distributions (“NI 44-102”)). In connection with any underwritten offering of Securities, other than an “at-the-market” offering, the underwriters may over-allot or effect transactions which stabilize or maintain the market price of the Securities offered at levels other than those that might otherwise prevail on the open market. Such transactions, if commenced, may be interrupted or discontinued at any time. See “Plan of Distribution”. A Prospectus Supplement will set out the names of any underwriters, dealers, agents or selling securityholders involved in the sale of the Company’s Securities, the amounts, if any, to be purchased by the underwriters, the plan of distribution for such Securities, including the net proceeds the Company expects to receive from the sale of such Securities, if any, the amounts and prices at which such Securities are sold, the compensation of such underwriters, dealers or agents and other material terms of the plan of distribution.

No underwriter or dealer involved in an “at-the-market distribution” under this Prospectus, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such underwriter or dealer will over-allot Securities in connection with such distribution or effect any other transactions that are intended to stabilize or maintain the market price of the Securities.

The Subordinate Voting Shares are listed and posted for trading on the Toronto Stock Exchange (“TSX”) under the trading symbol “DOO” and on the Nasdaq Global Select Market (the “Nasdaq”) under the trading symbol “DOOO”. On September 23, 2020, the last trading day prior to the date of this Prospectus, the closing prices of the Subordinate Voting Shares on the TSX and Nasdaq were $68.36 and U.S.$51.16, respectively. Unless otherwise specified in the applicable Prospectus Supplement, Securities other than Subordinate Voting Shares will not be listed on any securities exchange. There is currently no market through which such Securities other than Subordinate Voting Shares may be sold and purchasers may not be able to resell any such Securities purchased under this Prospectus and the Prospectus Supplement relating to such Securities. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation.

Purchasers of Securities should be aware that the acquisition of Securities may have tax consequences. This Prospectus does not discuss Canadian tax consequences and any such tax consequences may not be described fully in any applicable Prospectus Supplement with respect to a particular offering of Securities. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

The Company has two classes of issued and outstanding shares: the Subordinate Voting Shares which are listed and posted for trading on the TSX and the Nasdaq, and the multiple voting shares (the “Multiple Voting Shares” and, together with the Subordinate Voting Shares, the “Shares”). Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Subordinate Voting Shares and the Multiple Voting Shares are substantially the same with the exception of the multiple voting, conversion and subscription rights attached to the Multiple Voting Shares. Each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to six votes on all matters. The Multiple Voting Shares are convertible into Subordinate Voting Shares on a one-for-one basis at any time at the option of the holders thereof and automatically in certain other circumstances. In the event of any distribution or

- ii -

issuance of voting shares of the Company (other than Multiple Voting Shares, Subordinate Voting Shares issued upon conversion of Multiple Voting Shares or voting shares issued upon the exercise of a right attached to a previously issued security), the holders of Multiple Voting Shares are entitled to subscribe for additional Multiple Voting Shares in order to maintain their proportion of total voting rights associated with the then outstanding Multiple Voting Shares. The holders of Subordinate Voting Shares benefit from protection provisions that give them certain rights in the event of a take-over bid for the Multiple Voting Shares. See “Description of the Share Capital of the Company – Take-Over Bid Protection”.

Directors of the Company residing outside of Canada have appointed BRP Inc. as agent for service of process at the following address: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that resides outside of Canada, even if the party has appointed an agent for service of process.

An investment in Securities is subject to a number of risks that should be carefully considered by prospective investors before purchasing Securities. The risks outlined in this Prospectus and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, should be carefully reviewed and considered by prospective investors in connection with any investment in Securities. See “Risk Factors”.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the contents of this Prospectus.

The head and registered office of the Company is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

- iii -

GENERAL MATTERS

Unless otherwise noted or the context otherwise indicates, the “Company” and “BRP” refer to BRP Inc. and its direct and indirect subsidiaries and predecessors or other entities controlled by them. All references to the number of Subordinate Voting Shares or Shares issued and outstanding as of the date hereof, and all percentages derived therefrom, assume that no Subordinate Voting Share or Share is issued and no option to purchase Subordinate Voting Share is exercised after the date hereof.

Unless otherwise indicated, all references to “$” or “dollars” in this Prospectus refer to Canadian dollars.

ABOUT THIS PROSPECTUS

Readers should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement. The Company has not authorized anyone to provide readers with information different from that contained in this Prospectus (or incorporated by reference herein). The Company takes no responsibility for, and can provide no assurance as to the reliability of any other information that others may give readers of this Prospectus. The Company is not making an offer of Securities in any jurisdiction where the offer is not permitted.

Readers should not assume that the information contained or incorporated by reference in this Prospectus is accurate as of any date other than the date of this Prospectus or the respective dates of the documents incorporated by reference herein, unless otherwise noted herein or as required by law. It should be assumed that the information appearing in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein and therein are accurate only as of their respective dates. The business, financial condition, results of operations and prospects of the Company may have changed since those dates.

This Prospectus shall not be used by anyone for any purpose other than in connection with an offering of Securities in compliance with applicable securities laws. The Company does not undertake to update the information contained or incorporated by reference herein, including any Prospectus Supplement, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus and such information is not incorporated by reference herein.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Senior Vice-President, General Counsel and Public Affairs of BRP Inc. at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0, telephone: (450) 532-6154, and are also available electronically at www.sedar.com.

The following documents of the Company, filed with the various securities commissions or similar authorities in each of the provinces and territories of Canada, are specifically incorporated by reference into and form an integral part of this Prospectus:

•	The annual information form of the Company dated April 9, 2020 for the year ended January 31, 2020;

•

The audited consolidated financial statements of the Company as at and for the years ended January 31, 2020 and 2019, together with the notes thereto and the independent auditor’s report thereon, except that the footnote to the audit report included in such audited consolidated financial statements, and any future audited financial statements that are incorporated by reference herein, including in each case any amendment thereto, is hereby expressly excluded from incorporation by reference into the Registration Statement on Form F-10 of which this Prospectus forms a part;

•	The management’s discussion and analysis of financial condition and results of operations of the Company for the three and twelve-month periods ended January 31, 2020;

•

The unaudited condensed consolidated interim financial statements of the Company as at July 31, 2020 and January 31, 2020, and for the three and six-month periods ended July 31, 2020 and 2019, with the notes thereto;

•	The management’s discussion and analysis of financial condition and results of operations of the Company for the three and six-month periods ended July 31, 2020; and

•	The management proxy circular dated April 28, 2020 in connection with the annual general meeting of the shareholders of the Company held on May 28, 2020.

Any document of the type above required to be incorporated by reference into a short form prospectus under applicable Canadian securities laws, including any annual information forms, material change reports (except confidential material change reports), business acquisition reports, interim financial statements, annual financial statements (in each case, including exhibits containing updated earnings coverage information) and the independent auditor’s report thereon, management’s discussion and analysis and information circulars of the Company, filed by the Company with securities commissions or similar authorities in Canada after the date of this Prospectus and prior to the completion or withdrawal of any offering under this Prospectus, shall be deemed to be incorporated by reference into this Prospectus.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus, the applicable Prospectus Supplement and the documents incorporated or deemed to be incorporated by reference herein and therein.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis of financial condition and results of operations, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis of financial condition and results of operations filed prior to such new interim consolidated financial statements and management’s discussion and analysis of financial condition and results of operations shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus.

Any “template version” of “marketing materials” (as those terms are defined in National Instrument 41-101 – General Prospectus Requirements) pertaining to a distribution of Securities that has been, or will be, filed under the Company’s profile on SEDAR at www.sedar.com after the date of a Prospectus Supplement and before termination of the distribution of Securities offered pursuant to such Prospectus Supplement will be deemed to be incorporated by reference into the Prospectus Supplement for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for the purposes of this Prospectus, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to prevent a statement that is made from being false or misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded.

A Prospectus Supplement containing the specific terms of an offering of Securities and other information in relation to the Securities will be delivered to prospective purchasers of such Securities together with this Prospectus and shall be deemed to be incorporated by reference into this Prospectus as of the date of such Prospectus Supplement but only for the purposes of the offering of the Securities covered by that Prospectus Supplement.

FORWARD-LOOKING STATEMENTS

Certain statements in this Prospectus or in the documents incorporated herein by reference about the Company’s current and future plans, expectations and intentions, results, levels of activity, performance, goals or achievements or any other future events or developments and other statements that are not historical facts constitute forward-looking statements. The words “scheduled”, “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “predicts”, “projects” “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on assumptions, both general and specific, made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, as well as other factors that the Company believes are appropriate and reasonable in the circumstances, but there can be no assurance that such assumptions will prove to be correct or that the Company’s business guidance, objectives, plans and strategic priorities will be achieved.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the factors described or referenced under the heading “Risk Factors” of this Prospectus. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. There may be other risk factors not presently known to the Company or that the Company presently believes are not material that could also cause actual results and developments to differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus. If any of these risks materialize, or if any of the above assumptions underlying forward-looking statements prove incorrect, actual results and developments may differ materially from those made in or suggested by the forward-looking statements contained in this Prospectus.

The purpose of the forward-looking statements is to provide the reader with a description of management’s expectations regarding the Company’s financial performance and may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements made herein. Furthermore, unless otherwise stated, the forward-looking statements contained in this Prospectus are made as of the date of this Prospectus, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities regulations. The forward-looking statements contained in this Prospectus are expressly qualified by this cautionary statement.

TRADEMARKS AND TRADENAMES

This Prospectus and the documents incorporated herein by reference include trademarks, such as BRP®, Ski-Doo®, Sea-Doo®, Can-Am®, Evinrude®, Lynx®, Rotax®, Alumacraft®, Manitou®, Quintrex®, Savage®, and Stacer®, which are protected under applicable intellectual property laws and are the property of the Company or its affiliates. Solely for convenience, the Company’s trademarks and tradenames referred to in this Prospectus may appear without the ® or ™ symbol, but such references are not intended to indicate, in any way, that the Company will not assert, to the fullest extent under applicable law, its rights or the right of the applicable licensor to these trademarks and tradenames. All other trademarks used in this Prospectus or the documents incorporated herein by reference are the property of their respective owners.

THE COMPANY

The Company was incorporated under the Canada Business Corporations Act on May 1, 2003 under the name J.A. Bombardier (J.A.B.) Inc. On June 28, 2006, the Company was amalgamated with 4308042 Canada Inc., a wholly-owned subsidiary of the Company. On April 12, 2013, the Company filed articles of amendment to change its name to BRP Inc. Immediately prior to the closing of its initial public offering on May 29, 2013, the Company filed articles of amendment to reorganize its authorized and issued share capital as described under “Description of the Share Capital of the Company”.

The Company’s head and registered office is located at 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

BUSINESS OF THE COMPANY

BRP is a global leader in the design, development, manufacturing, distribution and marketing of powersports vehicles and marine products. The Company is a diversified manufacturer of powersports vehicles and marine products, providing enthusiasts with a variety of exhilarating, stylish and powerful products for all year-round use on a variety of terrains. The Company’s diversified portfolio of brands and products includes for Powersports: Can-Am ATVs, SSVs and 3WVs, seasonal products such as Ski-Doo and Lynx snowmobiles and Sea-Doo personal watercrafts and Rotax engines for karts, motorcycles and recreational aircraft, and under the “Marine” segment, Evinrude outboard boat engines, Rotax engines for jet boats, and Alumacraft, Manitou, Quintrex, Stacer and Savage boats. Additionally, the Company supports its line of products with a dedicated parts, accessories and clothing business.

The Company employs approximately 12,600 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland and Australia. The Company sells its products in over 120 countries. The products are sold directly through a network of approximately 3,500 dealers in 21 countries as well as through approximately 198 distributors serving approximately 800 additional dealers.

Additional information about the Company’s business is included in the documents incorporated by reference into this Prospectus.

THE SELLING SECURITYHOLDERS

Securities may be sold under this Prospectus by way of secondary offering by or for the account of certain of the Company’s securityholders. The Prospectus Supplement that will be filed in connection with any offering of Securities by selling securityholders will include the following information:

•	the names of the selling securityholders;

•	the number or amount of Securities owned, controlled or directed of the class being distributed by each selling securityholder;

•	the number or amount of Securities of the class being distributed for the account of each selling securityholder;

•

the number or amount of Securities of any class to be owned, controlled or directed by the selling securityholders after the distribution and the percentage that number or amount represents of the total number of our outstanding Securities;

•	whether the Securities are owned by the selling securityholders both of record and beneficially, of record only, or beneficially only; and

•	all other information that is required to be included in the applicable Prospectus Supplement.

DESCRIPTION OF THE SHARE CAPITAL OF THE COMPANY

The Company’s authorized share capital consists of an unlimited number of Subordinate Voting Shares and Multiple Voting Shares and an unlimited number of Preferred Shares issuable in series. As at September 23, 2020, there were 41,887,863 Subordinate Voting Shares and 45,891,671 Multiple Voting Shares issued and outstanding, and no Preferred Shares are issued and outstanding. The Multiple Voting Shares are held by Beaudier Inc. (“Beaudier”), 4338618 Canada Inc. (“4338618” and, together with Beaudier, the “Beaudier Group”), Bain Capital Luxembourg Investments S.à r.l. (“Bain”) and Caisse de dépôt et placement du Québec (“CDPQ” and together with Beaudier Group and Bain, the “Principal Shareholders”).

The Subordinate Voting Shares are “restricted securities” within the meaning of such term under applicable Canadian securities laws. The Company is exempt from the requirements of Section 7.7(1)(d) of Form 44-101F1 to Regulation 44-101 and Part 12 of Regulation 41-101 on the basis that the Company was a private issuer immediately prior to the filing of the supplemented PREP prospectus dated May 21, 2013, which was filed by the Company in connection with its initial public offering completed on May 29, 2013.

Shares

Except as described herein, the Subordinate Voting Shares and the Multiple Voting Shares have the same rights, are equal in all respects and are treated by the Company as if they were shares of one class only.

Rank

The Subordinate Voting Shares and Multiple Voting Shares rank pari passu with respect to the payment of dividends, return of capital and distribution of assets in the event of the liquidation, dissolution or winding up of the Company. In the event of the liquidation, dissolution or winding-up of the Company or any other distribution of its assets among its shareholders for the purpose of winding-up its affairs, whether voluntarily or involuntarily, the holders of Multiple Voting Shares and the holders of Subordinate Voting Shares are entitled to participate equally, share for share, subject always to the rights of the holders of any Preferred Shares, in the remaining property and assets of the Company available for distribution to the holders of Shares, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares.

Dividends

The holders of outstanding Shares are entitled to receive, subject always to the rights of the holders of any Preferred Shares, dividends on a share for share basis out of assets legally available therefore at such times and in such amounts and form as the board of directors of the Company (the “Board of Directors”) may from time to time determine, without preference or distinction among or between the Subordinate Voting Shares and the Multiple Voting Shares. In the event of a payment of a dividend in the form of Shares, holders of Subordinate Voting Shares shall receive Subordinate Voting Shares and holders of Multiple Voting Shares shall receive Multiple Voting Shares.

Voting Rights

Under the Company’s articles, the Subordinate Voting Shares carry one vote per share and Multiple Voting Shares carry six votes per share. As of September 23, 2020, the Subordinate Voting Shares collectively represented 47.7% of the Company’s total issued and outstanding Shares and 13.2% of the voting power attached to all of the Shares. The Multiple Voting Shares collectively represent 52.3% of the Company’s total issued and outstanding Shares and 86.8% of the voting power attached to all of the Company’s issued and outstanding Shares.

Conversion

The Subordinate Voting Shares are not convertible into any other class of shares. Each outstanding Multiple Voting Share may at any time, at the option of the holder, be converted into one Subordinate Voting Share. Upon the first date that any Multiple Voting Share shall be held other than by a Permitted Holder (as defined below), such holder, without any further action, shall automatically be deemed to have exercised his, her or its rights to convert all of the Multiple Voting Shares held by such holder into fully paid and non-assessable Subordinate Voting Shares, on a share for share basis.

In addition, all Multiple Voting Shares, regardless of the holder thereof, will convert automatically into Subordinate Voting Shares at such time as Permitted Holders that hold Multiple Voting Shares no longer hold and own, collectively, directly or indirectly, more than 15% of the beneficial ownership interests in the aggregate number of outstanding Multiple Voting Shares and Subordinate Voting Shares (it being understood that the number of Multiple Voting Shares shall be added to the number of Subordinate Voting Shares for the purposes of such calculation).

For the purposes of the foregoing:

“Affiliate” means, with respect to any specified Person (as defined below), any other Person which directly or indirectly through one or more intermediaries controls, or is controlled by, or is under common control with, such specified Person;

“Members of the Immediate Family” means with respect to any individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Income Tax Act (Canada) (the “Tax Act”)) or child or other descendants (whether by birth or adoption) of such individual, each spouse (whether by marriage or civil union) or common law partner (as defined in the Tax Act) of any of the aforementioned Persons, each trust created solely for the benefit of such individual and/or one or more of the aforementioned Persons, and each legal representative of such individual or of any aforementioned Persons (including without limitation a tutor, curator, mandatary due to incapacity, custodian, guardian or testamentary executor), acting in such capacity under the authority of the law, an order from a competent tribunal, a will or a mandate in case of incapacity or similar instrument. For the purposes of this definition, a Person shall be considered the spouse of an individual if such Person is legally married to such individual, lives in a civil union with such individual or is the common law partner (as defined in the Tax Act as amended from time to time) of such individual. A Person who was the spouse of an individual within the meaning of this paragraph immediately before the death of such individual shall continue to be considered a spouse of such individual after the death of such individual.

“Permitted Holders” means (i) Janine Bombardier, Claire Bombardier Beaudoin, Laurent Beaudoin, Huguette Bombardier Fontaine, Jean-Louis Fontaine and J.R. André Bombardier, and the Members of the Immediate Family of each such individual; (ii) any Person controlled, directly or indirectly, by one or more of the Persons referred to in clause (i) above; (iii) Bain and any of its Affiliates and; (iv) CDPQ and any of its Affiliates;

“Person” means any individual, partnership, corporation, company, association, trust, joint venture or limited liability company; and

A Person is “controlled” by another Person or other Persons if: (i) in the case of a company or other body corporate wherever or however incorporated: (A) securities entitled to vote in the election of directors carrying in the aggregate at least 66 2⁄3% of the votes for the election of directors and representing in the aggregate at least 66 2⁄3% of the participating (equity) securities are held, other than by way of security only, directly or indirectly, by or solely for the benefit of the other Person or Persons; and (B) the votes carried in the aggregate by such securities are entitled, if exercised, to elect a majority of the board of directors of such company or other body corporate; or (ii) in the case of a Person that is not a company or other body corporate, at least 66 2⁄3% of the participating (equity) and voting interests of such Person are held, directly or indirectly, by or solely for the benefit of the other Person or Persons; and “controls”, “controlling” and “under common control with” shall be interpreted accordingly.

Subscription Rights

In the event of any distribution or issuance, including by way of a share dividend (a “Distribution”) of voting shares of the Company (other than Multiple Voting Shares, Subordinate Voting Shares issued upon the conversion of Multiple Voting Shares or voting shares issued pursuant to the exercise of a right attached to any security of the Company issued prior to the Distribution) (the “Voting Shares”) or of securities convertible or exchangeable into Voting Shares or giving the right to acquire Voting Shares (other than options or other securities issued under compensatory plans or other plans to purchase Voting Shares or any other securities in favour of the management, directors, employees or consultants of the Company) (the “Convertible Securities” and, together with the Voting Shares, the “Distributed Securities”), the Company shall issue to the holder(s) of Multiple Voting Shares rights to subscribe for that number of Multiple Voting Shares, or, as the case may be, for securities convertible or exchangeable into or giving the right to acquire, on the same terms and conditions, including subscription or exercise price, as applicable, mutatis mutandis (except for the ultimate underlying securities which shall be Multiple Voting Shares), as those stipulated in the Convertible Securities, that number of Multiple Voting Shares, respectively, which carry, in the aggregate, a number of voting rights sufficient to fully maintain the proportion of total voting rights (on a fully diluted basis) associated with the then outstanding Multiple Voting Shares (the “Rights to Subscribe”).

The Rights to Subscribe shall be issued to the holder(s) of Multiple Voting Shares in a proportion equal to their respective holdings of Multiple Voting Shares and shall be issued concurrently with the completion of the Distribution of the applicable Distributed Securities. To the extent that any such Rights to Subscribe are exercised, in whole or in part, the securities underlying such Rights to Subscribe (the “Subscription Securities”) shall be issued and must be paid for concurrently with the completion of the Distribution and payment to the Company of the issue price for the Distributed Securities, at the lowest price permitted by the applicable securities and stock exchange regulations and subject (as to such price) to the prior consent of the exchanges but at a price not lower than (i) if the Distributed Securities are Subordinate Voting Shares, the price at which Subordinate Voting Shares are then being issued or distributed, (ii) if the Distributed Securities are Convertible Securities, the price at which the applicable Convertible Securities are then being issued or distributed; and (iii) if the Distributed Securities are Voting Shares other than Subordinate Voting Shares, the higher of (a) the weighted average price of the transactions on the Subordinate Voting Shares on the TSX (or such other primary stock exchange on which they are listed, as the case may be) for the 20 trading days preceding the Distribution of such Voting Shares or of (b) the weighted average price of transactions on the Subordinate Voting Shares on the TSX

(or such other primary stock exchange on which they are listed, as the case may be), the trading day before the Distribution of such Voting Shares.

The privileges attached to Subscription Securities which are securities convertible or exchangeable into or giving the right to acquire Multiple Voting Shares shall only be exercisable if and whenever the same privileges attached to the Convertible Securities are exercised and shall not result in the issuance of a number of Multiple Voting Shares which increases the proportion (as in effect immediately prior to giving effect to the completion of the Distribution) of total voting rights associated with the Multiple Voting Shares after giving effect to the exercise by the holder(s) of the privileges attached to such Convertible Securities.

The right to receive Rights to Subscribe as described above, and the legal or beneficial ownership of the Rights to Subscribe, may be assigned in whole or in part among Permitted Holders, provided that written notice of any such assignment shall be sent promptly to the other holders of Multiple Voting Shares and the Company.

Subordinate Voting Shares have no pre-emptive or subscription rights to purchase any securities of the Company. An issuance of participating (equity) securities will not be rendered invalid due to a failure by the Company to comply with the foregoing.

Subdivision or Consolidation

No subdivision or consolidation of the Subordinate Voting Shares or the Multiple Voting Shares may be carried out unless, at the same time, the Multiple Voting Shares or the Subordinate Voting Shares, as the case may be, are subdivided or consolidated in the same manner and on the same basis.

Certain Amendments

In addition to any other voting right or power to which the holders of Subordinate Voting Shares shall be entitled by law or regulation or other provisions of the Articles of the Company from time to time in effect, but subject to the provisions of Articles of the Company, holders of Subordinate Voting Shares shall be entitled to vote separately as a class, in addition to any other vote of shareholders that may be required, in respect of any alteration, repeal or amendment of the Articles of the Company that would adversely affect the powers, preferences or rights of the holders of Subordinate Voting Shares, including an amendment to the terms of the Articles of the Company that provide that any Multiple Voting Shares sold or transferred to a Person that is not a Permitted Holder shall be automatically converted into Subordinate Voting Shares.

Certain Class Votes

Without limiting other rights at law of any holders of Multiple Voting Shares or Subordinate Voting Shares to vote separately as a class or the terms of the following paragraph, neither the holders of the Multiple Voting Shares nor the holders of the Subordinate Voting Shares shall be entitled to vote separately as a class upon a proposal to amend the Articles of the Company in the case of an amendment of the kind referred to in paragraph (a) of subsection 176(1) of the Canada Business Corporations Act and, as regards the creation of additional classes of preferred shares that are non-voting, paragraph (e) of subsection 176(1) of the Canada Business Corporations Act.

The holders of the Subordinate Voting Shares shall be entitled to vote separately as a class (but will not have any dissent rights) in respect of any amalgamation, arrangement, business combination or sale, lease, exchange or transfer of all or substantially all the property of the Company (as such expressions are interpreted for the purposes of the Canada Business Corporations Act) in connection with which or following which any holder of Multiple Voting Shares would, directly or indirectly, receive or be entitled to receive consideration, money, property or securities of greater value per share or different in kind than the consideration or distribution available to holders of Subordinate Voting Shares, unless the holders of Subordinate Voting Shares are otherwise already entitled to vote separately as a class in respect of such transaction under any applicable law (including, without limitation, securities laws in any jurisdiction, together with the rules, regulations, orders and notices made thereunder and the local, uniform and national published instruments and policies adopted by the securities regulatory authority in such jurisdiction, as applied and interpreted by such securities regulatory authority) or the rules, notices, policies and procedures or any decision of any applicable stock exchange.

Issuance of Additional Multiple Voting Shares

Subject to the provisions of the Articles of the Company, the Company may not issue Multiple Voting Shares without the approval of at least 66 2⁄3% of the votes cast at a meeting of the holders of Subordinate Voting Shares duly held for that purpose. However, approval is not required in connection with a subdivision or conversion on a pro rata basis as between the Subordinate Voting Shares and the Multiple Voting Shares or the issuance of Multiple Voting Shares upon the exercise of the Rights to Subscribe.

Take-Over Bid Protection

Under applicable Canadian law, an offer to purchase Multiple Voting Shares would not necessarily require that an offer be made to purchase Subordinate Voting Shares. In accordance with the rules of the TSX designed to ensure that, in the event of a take-over bid, the holders of Subordinate Voting Shares will be entitled to participate on an equal footing with holders of Multiple Voting Shares, the Principal Shareholders, as the owners of all the outstanding Multiple Voting Shares, entered into a coattail agreement dated May 29, 2013 with the Company and Computershare Trust Company of Canada (the “Coattail Agreement”). The Coattail Agreement contains provisions customary for dual class, TSX listed companies designed to prevent transactions that otherwise would deprive the holders of Subordinate Voting Shares of rights under applicable provincial take-over bid legislation to which they would have been entitled if the Multiple Voting Shares had been Subordinate Voting Shares.

The undertakings in the Coattail Agreement do not apply to prevent a sale by any Principal Shareholder of Multiple Voting Shares if concurrently an offer is made to purchase Subordinate Voting Shares that:

a)	offers a price per Subordinate Voting Share at least as high as the highest price per share paid pursuant to the take-over bid for the Multiple Voting Shares;

b)

provides that the percentage of outstanding Subordinate Voting Shares to be taken up (exclusive of shares owned immediately prior to the offer by the offeror or persons acting jointly or in concert with the offeror) is at least as high as the percentage of Multiple Voting Shares to be sold (exclusive of Multiple Voting Shares owned immediately prior to the offer by the offeror and persons acting jointly or in concert with the offeror);

c)	has no condition attached other than the right not to take up and pay for Subordinate Voting Shares tendered if no shares are purchased pursuant to the offer for Multiple Voting Shares; and

d)	is in all other material respects identical to the offer for Multiple Voting Shares.

In addition, the Coattail Agreement does not prevent the transfer of Multiple Voting Shares by a Principal Shareholder to a Permitted Holder, provided such transfer is not or would not have been subject to the requirements to make a take-over bid (if the vendor or transferee were in Canada) or constitutes or would constitute an exempt take-over bid (as defined in applicable securities legislation). The conversion of Multiple Voting Shares into Subordinate Voting Shares, whether or not such Subordinate Voting Shares are subsequently sold, would not constitute a disposition of Multiple Voting Shares for the purposes of the Coattail Agreement.

Under the Coattail Agreement, any disposition of Multiple Voting Shares (including a transfer to a pledgee as security) by a holder of Multiple Voting Shares party to the agreement is conditional upon the transferee or pledgee becoming a party to the Coattail Agreement, to the extent such transferred Multiple Voting Shares are not automatically converted into Subordinate Voting Shares in accordance with the Articles of the Company.

The Coattail Agreement contains provisions for authorizing action by the trustee to enforce the rights under the Coattail Agreement on behalf of the holders of the Subordinate Voting Shares. The obligation of the trustee to take such action is conditional on the Company or holders of the Subordinate Voting Shares providing such funds and indemnity as the trustee may require. No holder of Subordinate Voting Shares will have the right, other than through the trustee, to institute any action or proceeding or to exercise any other remedy to enforce any rights arising under the Coattail Agreement unless the trustee fails to act on a request authorized by holders of not less than 10% of the outstanding Subordinate Voting Shares and reasonable funds and indemnity have been provided to the trustee. The Company agreed to pay the reasonable costs of any action that may be taken in good faith by holders of Subordinate Voting Shares pursuant to the Coattail Agreement.

The Coattail Agreement provides that it may not be amended, and no provision thereof may be waived, unless, prior to giving effect to such amendment or waiver, the following have been obtained: (a) the consent of the TSX and any other applicable securities regulatory authority in Canada and (b) the approval of at least 66 2⁄3% of the votes cast by holders of Subordinate Voting Shares excluding votes attached to Subordinate Voting Shares held by the Principal Shareholders, their affiliates and any persons who have an agreement to purchase Multiple Voting Shares on terms that would constitute a sale or disposition for purposes of the Coattail Agreement other than as permitted thereby.

No provision of the Coattail Agreement limits the rights of any holders of Subordinate Voting Shares under applicable law.

Preferred Shares

The Company is authorized to issue an unlimited number of Preferred Shares, issuable in series. Each series of Preferred Shares shall consist of such number of shares and having such rights, privileges, restrictions and conditions as may be determined by the Board of Directors prior to the issuance thereof. Holders of Preferred Shares, except as otherwise provided in the terms specific to a series of Preferred Shares or as required by law, will not be entitled to vote at meetings of holders of Shares. With respect to the payment of dividends and distribution of assets in the event of liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, the Preferred Shares are entitled to preference over the Shares and any other shares ranking junior to the Preferred Shares from time to time and may also be given such other preferences over Shares and any other shares ranking junior to the Preferred Shares as may be determined at the time of creation of such series.

Advance Notice Requirements for Director Nominations

The Company’s by-laws provide that shareholders seeking to nominate candidates for election as directors must provide timely written notice to the Company’s secretary at its principal executive offices. To be timely, a shareholder’s notice must be received (i) in the case of an annual meeting of shareholders, not less than 30 days nor more than 65 days prior to the date of the annual meeting; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 50 days after the date on which the first public announcement of the date of the annual meeting was made, notice by the shareholder may be received not later than the close of business on the 10th day following the date of such public announcement; and (ii) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors, not later than the close of business on the 15th day following the day on which the first public announcement of the date of the special meeting was made. The Company’s by-laws also prescribe the proper written form for a shareholder’s notice. The Board of Directors may, in its sole discretion, waive any requirement under these provisions. These provisions shall be automatically repealed and cease to have effect upon the termination of the nomination rights agreement dated May 29, 2013 entered into between the Company and the Principal Shareholders.

DESCRIPTION OF DEBT SECURITIES

As of the date of this Prospectus, the Company has no Debt Securities outstanding. The Company may issue Debt Securities, separately or together, with Subordinate Voting Shares, Preferred Shares, Warrants, Subscription Receipts or Units or any combination thereof, as the case may be. The Debt Securities will be issued in one or more series under an indenture (the “Indenture”) to be entered into between the Company and one or more trustees that will be named in a Prospectus Supplement for a series of Debt Securities. The description of certain provisions of the Indenture or of any instalment receipt and pledge agreement (see below) in this section do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the provisions of the Indenture or of any instalment receipt and pledge agreement, as applicable. Terms used in this summary that are not otherwise defined herein have the meaning ascribed to them in the Indenture or in any instalment receipt and pledge agreement, as applicable. Prospective purchasers should refer to the Prospectus Supplement and the Indenture or instalment receipt and pledge agreement, as applicable, relating to the specific Debt Securities being offered for the complete terms of the Debt Securities. A copy of any Indenture relating to an offering of Debt Securities will be filed by the Company with the applicable securities regulatory authorities in Canada after the Company has entered into it and will be available electronically at www.sedar.com. The particular terms relating to Debt Securities offered by a Prospectus Supplement will be described in the related Prospectus Supplement, which description may include, but may not be limited to, any of the following, if applicable:

•	the specific designation of the Debt Securities;

•	the price or prices at which the Debt Securities will be issued;

•	any limit on the aggregate principal amount of the Debt Securities;

•

the date or dates, if any, on which the Debt Securities will mature and the portion (if less than all of the principal amount) of the Debt Securities to be payable upon declaration of acceleration of maturity;

•

the rate or rates (whether fixed or variable) at which the Debt Securities will bear interest, if any, the date or dates from which any such interest will accrue and on which any such interest will be payable and the record dates for any interest payable on the Debt Securities that are in registered form;

•	the terms and conditions under which we may be obligated to redeem, repay or purchase the Debt Securities pursuant to any sinking fund or analogous provisions or otherwise;

•	the terms and conditions upon which we may redeem the Debt Securities, in whole or in part, at our option;

•	the covenants and events of default applicable to the Debt Securities;

•	the terms and conditions for any conversion or exchange of the Debt Securities for any other securities;

•

whether the Debt Securities will be issuable in registered form or bearer form or both, and, if issuable in bearer form, the restrictions as to the offer, sale and delivery of the Debt Securities which are in bearer form and as to exchanges between registered form and bearer form;

•	whether the Debt Securities will be issuable in the form of registered global securities (“Global Securities”), and, if so, the identity of the depositary for such registered Global Securities;

•	the authorized denominations in which registered Debt Securities and bearer Debt Securities will be issuable;

•	each office or agency where payments on the Debt Securities will be made and each office or agency where the Debt Securities may be presented for registration of transfer or exchange;

•	the currency in which the Debt Securities are denominated or the currency in which we will make payments on the Debt Securities;

•	any index, formula or other method used to determine the amount of payments of principal of (and premium, if any) or interest, if any, on the Debt Securities; and

•	any other terms of the Debt Securities which apply solely to the Debt Securities.

Each series of Debt Securities may be issued at various times with different maturity dates, may bear interest at different rates and may otherwise vary.

The Debt Securities offered pursuant to this Prospectus and any Prospectus Supplement may be represented by instalment receipts which will provide for payment for the Debt Securities on an instalment basis, the particular terms and provisions of which will be described in the applicable Prospectus Supplement and set out in an instalment receipt and pledge agreement or similar agreement. Any such instalment receipt will evidence, among other things: (a) the fact that a first instalment payment has been made in respect of the Debt Securities represented thereby, and (b) the beneficial ownership of the Debt Securities represented by the instalment receipt, subject to a pledge of such Debt Securities securing the obligation to pay the balance outstanding under such Debt Securities on or prior to a certain date. A copy of the form of the instalment receipt and pledge agreement or similar agreement to be entered into will be filed with the securities commissions or similar authorities in Canada when it is entered into. A copy of any such instalment receipt and pledge agreement or similar agreement, once executed, will be made available on SEDAR at www.sedar.com.

The terms on which a series of Debt Securities may be convertible into or exchangeable for Subordinate Voting Shares or other securities of the Company will be described in the applicable Prospectus Supplement. These terms may include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at the option of the Company, and may include provisions pursuant to which the number of Subordinate Voting Shares or other securities to be received by the holders of such series of Debt Securities would be subject to adjustment.

To the extent any Debt Securities are convertible into Subordinate Voting Shares or other securities of the Company, prior to such conversion the holders of such Debt Securities will not have any of the rights of holders of the securities into which the Debt Securities are convertible, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF WARRANTS

As of the date of this Prospectus, the Company has no Warrants outstanding. The Company may issue Warrants, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Subscription Receipts or Units or any combination thereof, as the case may be. The Warrants would be issued under a separate Warrant agreement or indenture. The specific terms and provisions that will apply to any Warrants that may be offered by the Company pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Warrants offered;

•	the price or prices, if any, at which the Warrants will be issued;

•	the currency at which the Warrants will be offered and in which the exercise price under the Warrants may be payable;

•	upon exercise of the Warrant, the events or conditions under which the amount of Securities may be subject to adjustment;

•	the date on which the right to exercise such Warrants shall commence and the date on which such right shall expire;

•	if applicable, the identity of the Warrant agent;

•	whether the Warrants will be listed on any securities exchange;

•	whether the Warrants will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Warrants are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Warrants and the Securities to be issued upon exercise of the Warrants;

•	any other rights, privileges, restrictions and conditions attaching to the Warrants and the Securities to be issued upon exercise of the Warrants; and

•	any other material terms or conditions of the Warrants and the Securities to be issued upon exercise of the Warrants.

The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exercise of any Warrants, holders of such Warrants will not have any of the rights of holders of the securities purchasable upon such exercise, including the right to receive payments of dividends or the right to vote such underlying securities.

DESCRIPTION OF SUBSCRIPTION RECEIPTS

As of the date of this Prospectus, the Company has no Subscription Receipts outstanding. The Company may issue Subscription Receipts, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants, or Units or any combination thereof, as the case may be. The Subscription Receipts would be issued under an agreement or indenture. The specific terms and provisions that will apply to any Subscription

Receipts that may be offered by the Company pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Subscription Receipts offered;

•	the price or prices, if any, at which the Subscription Receipts will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Subscription Receipts will be offered and whether the price is payable in installments;

•	the Securities into which the Subscription Receipts may be exchanged;

•	conditions to the exchange of Subscription Receipts into other Securities and the consequences of such conditions not being satisfied;

•

the number of Securities that may be issued upon the exchange of each Subscription Receipt and the price per Security or the aggregate principal amount, denominations and terms of the series of Debt Securities that may be issued upon exchange of the Subscription Receipts, and the events or conditions under which the amount of Securities may be subject to adjustment;

•	the dates or periods during which the Subscription Receipts may be exchanged;

•	the circumstances, if any, which will cause the Subscription Receipts to be deemed to be automatically exchanged;

•

provisions applicable to any escrow of the gross or net proceeds from the sale of the Subscription Receipts plus any interest or income earned thereon, and for the release of such proceeds from such escrow;

•	if applicable, the identity of the Subscription Receipt agent;

•	whether the Subscription Receipts will be listed on any securities exchange;

•	whether the Subscription Receipts will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Subscription Receipts are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts;

•	any other rights, privileges, restrictions and conditions attaching to the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts; and

•	any other material terms or conditions of the Subscription Receipts and the Securities to be issued upon exchange of the Subscription Receipts.

The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

Prior to the exchange of any Subscription Receipts, holders of such Subscription Receipts will not have any of the rights of holders of the securities for which the Subscription Receipts may be exchanged, including the right to receive payments of dividends (other than dividend equivalent payments, if any, or as otherwise set forth in any applicable Prospectus Supplement) or the right to vote such underlying securities.

DESCRIPTION OF UNITS

As of the date of this Prospectus, the Company has no Units outstanding. The Company may issue Units, separately or together, with Subordinate Voting Shares, Preferred Shares, Debt Securities, Warrants, or Subscription Receipts or any combination thereof, as the case may be. Each Unit would be issued so that the holder of the Unit is also the holder of each Security comprising the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each applicable Security. The specific terms and provisions that will apply to any Units that may be offered by us pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement. This description will include, where applicable:

•	the number of Units offered;

•	the price or prices, if any, at which the Units will be issued;

•	the manner of determining the offering price(s);

•	the currency at which the Units will be offered;

•	the Securities comprising the Units;

•	whether the Units will be issued with any other Securities and, if so, the amount and terms of these Securities;

•	any minimum or maximum subscription amount;

•

whether the Units and the Securities comprising the Units are to be issued in registered form, “book-entry only” form, non-certificated inventory system form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

•	any material risk factors relating to such Units or the Securities comprising the Units;

•	any other rights, privileges, restrictions and conditions attaching to the Units or the Securities comprising the Units; and

•

any other material terms or conditions of the Units or the Securities comprising the Units, including whether and under what circumstances the Securities comprising the Units may be held or transferred separately.

The terms and provisions of any Units offered under a Prospectus Supplement may differ from the terms described above, and may not be subject to or contain any or all of the terms described above.

CONSOLIDATED CAPITALIZATION

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company since the date of the Company’s most recently filed financial statements, that will result from the issuance of Securities pursuant to such Prospectus Supplement.

There have been no material changes to the Company’s share and loan capitalization since July 31, 2020, the date of the most recently filed unaudited condensed consolidated interim financial statements of the Company.

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

PRIOR SALES

Prior sales of the Company’s Securities will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

Trading price and volume of the Subordinate Voting Shares will be provided, as required, in each Prospectus Supplement to this Prospectus.

USE OF PROCEEDS

The net proceeds to the Company from any offering of Securities and the proposed use of those proceeds will be set forth in the applicable Prospectus Supplement relating to that offering of Securities. The Company will not receive any proceeds from any sale of any Securities by selling securityholders.

PLAN OF DISTRIBUTION

The Company may offer and sell Securities directly to one or more purchasers, through agents, or through underwriters or dealers designated by the Company from time to time. The Company may distribute the Securities from time to time in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the times of sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices, including sales in transactions that are deemed to be “at-the-market distributions” as defined in NI 44-102, including sales made directly on the TSX or other existing trading markets for the Securities. A description of such pricing will be disclosed in the applicable Prospectus Supplement. The Company may offer Securities in the same offering, or it may offer Securities in separate offerings.

This Prospectus may also, from time to time, relate to the offering of the Company’s Securities by certain selling securityholders. The selling securityholders may sell all or a portion of the Company’s Securities beneficially owned by them and offered thereby from time to time directly or through one or more underwriters, broker-dealers or agents. The Company’s Securities may be sold by the selling securityholders in one or more transactions at fixed prices (which may be changed from time to time), at market prices prevailing at the time of the sale, at varying prices determined at the time of sale, at prices related to prevailing market prices or at negotiated prices.

A Prospectus Supplement will describe the terms of each specific offering of Securities, including: (i) the terms of the Securities to which the Prospectus Supplement relates, including the type of Security being offered; (ii) the name or names of any agents, underwriters or dealers involved in such offering of Securities; (iii) the name or names of any selling securityholders; (iv) the purchase price of the Securities offered thereby and the proceeds to, and the portion of expenses borne by, the Company from the sale of such Securities; (v) any agents’ commission, underwriting discounts and other items constituting compensation payable to agents, underwriters or dealers; and (vi) any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers.

If underwriters are used in an offering, the Securities offered thereby will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Securities may be either offered to the public through underwriting syndicates represented by managing underwriters or by underwriters without a syndicate. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby. The obligations of the underwriters to purchase Securities will be subject to the conditions precedent agreed upon by the parties and the underwriters will be obligated to purchase all Securities under that offering if any are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid to agents, underwriters or dealers may be changed from time to time.

The Securities may also be sold: (i) directly by the Company or the selling securityholders at such prices and upon such terms as agreed to; or (ii) through agents designated by the Company or the selling securityholders from time to time. Any agent involved in the offering and sale of the Securities in respect of which this Prospectus is delivered will be named, and any commissions payable by the Company and/or selling securityholder to such agent will be set forth, in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent is acting on a “best efforts” basis for the period of its appointment.

The Company and/or the selling securityholders may agree to pay the underwriters a commission for various services relating to the issue and sale of any Securities offered under any Prospectus Supplement. Agents, underwriters or dealers who participate in the distribution of the Securities may be entitled under agreements to be entered into with the Company and/or the selling securityholders to indemnification by the Company and/or the selling securityholders against certain liabilities, including liabilities under securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof.

Each class or series of Preferred Shares, Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of Securities with no established trading market. Unless otherwise specified in the applicable Prospectus Supplement, the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units will not be listed on any securities or stock exchange. Unless otherwise specified in the applicable Prospectus Supplement, there is no market through which the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units may be sold and purchasers may not be able to resell Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the securities, and the extent of issuer regulation. Subject to applicable laws, certain dealers may make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units, as applicable, but will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that any dealer will make a market in the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units or as to the liquidity of the trading market, if any, for the Preferred Shares, Debt Securities, Warrants, Subscription Receipts or Units.

In connection with any offering of Securities, other than an “at-the-market distribution”, unless otherwise specified in a Prospectus Supplement, underwriters or agents may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of Securities offered at levels other than those which might otherwise prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. No underwriter or dealer involved in an “at-the-market” offering, as defined under applicable Canadian securities laws, no affiliate of such an underwriter or dealer and no person or company acting jointly or in concert with such an underwriter or dealer may enter into any transaction that is intended to stabilize or maintain the market price of the Securities or Securities of the same class as the Securities distributed under the applicable Prospectus Supplement, including selling an aggregate number or principal amount of Securities that would result in the underwriter or dealer creating an over-allocation position in the Securities.

RISK FACTORS

Before making an investment decision, prospective purchasers of Securities should carefully consider the information described in this Prospectus and the documents incorporated by reference herein, including any applicable Prospectus Supplement. Additional risk factors relating to a specific offering of Securities may be described in the applicable Prospectus Supplement. Some of the risk factors described herein and in the documents incorporated by reference herein, including the applicable Prospectus Supplement, are interrelated and, consequently, investors should treat such risk factors as a whole. If any event arising from these risks occurs, the Company’s business, prospects, financial condition, results of operations and cash flows, and the prospective investor’s investment in the Securities could be materially adversely affected. Additional risks and uncertainties of which the Company currently is unaware or that are unknown or that it currently deems to be immaterial could have a material adverse effect on its business, financial condition and results of operation. The Company cannot assure that it will successfully address any or all of these risks.

TAX CONSIDERATIONS

The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an investor acquiring any Securities offered thereunder. Prospective investors should consult their own tax advisors prior to deciding to purchase any of the Securities.

EXEMPTION UNDER SECURITIES LAWS

The Company has applied for and obtained an exemption pursuant to Section 11.1 of NI 44-102 requesting relief from the requirement under Section 6.3(1)3 of NI 44-102 to include a prospectus certificate signed by each agent or underwriter who, with respect to the Securities offered by any Prospectus Supplement, is in a contractual relationship with the Company to the extent that such agent or underwriter is not a registered dealer in any Canadian jurisdiction (a “Foreign Dealer”). Accordingly, such Foreign Dealer would not, directly or indirectly, make any offers or sales to persons in a province or territory of Canada. All sales of Securities pursuant to any Prospectus Supplement to persons in a province or territory of Canada would solely be made through other agents or underwriters that are duly registered in the applicable province or territory where any offer of Securities will be made (the “Canadian Dealers”) and the Prospectus Supplement would include a certificate signed by each Canadian Dealer in compliance with Section 6.3(1)3 of NI 44-102.

LEGAL MATTERS

Unless otherwise specified in the Prospectus Supplement relating to the Securities, certain legal matters will be passed upon on the Company’s behalf by Stikeman Elliott LLP.

INDEPENDENT AUDITOR, TRANSFER AGENT AND REGISTRAR

The independent auditor of the Company is Deloitte LLP, at its office at La Tour Deloitte, 1190 Avenue des Canadiens-de-Montréal, Suite 500, Montreal, Québec, H3B 0M7. Deloitte LLP is independent with respect to the Company within the meaning of the Code of Ethics of the Ordre des comptables professionnels agréés du Québec.

The transfer agent and registrar for the Subordinate Voting Shares is Computershare Investor Services Inc. at its principal office in Montreal.

PURCHASERS’ STATUTORY RIGHTS OF WITHDRAWAL AND RESCISSION

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus or a prospectus supplement relating to the Securities purchased by a purchaser and any amendments thereto. In several of the provinces and territories of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus or a prospectus supplement relating to the Securities purchased by a purchaser and any amendments thereto contain a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of these rights or consult with a legal advisor.

In addition, original purchasers of convertible, exchangeable or exercisable Securities (unless the Securities are reasonably regarded by the Company as incidental to the applicable offering as a whole) will have a contractual right of rescission against the Company in respect of the conversion, exchange or exercise of the convertible, exchangeable or exercisable Security. The contractual right of rescission will be further described in any applicable Prospectus Supplement, but will, in general, entitle such original purchasers to receive the amount paid for the applicable convertible, exchangeable or exercisable Security (and any additional amount paid upon conversion, exchange or exercise) upon surrender of the underlying securities acquired thereby, in the event that this Prospectus (as supplemented or amended) contains a misrepresentation, provided that: (i) the conversion, exchange or exercise takes place within 180 days of the date of the purchase of the convertible, exchangeable or exercisable Security under this Prospectus; and (ii) the right of rescission is exercised within 180 days of the date of the purchase of the convertible, exchangeable or exercisable security under this Prospectus.

In an offering of convertible, exchangeable or exercisable Preferred Shares, Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof), investors are cautioned that the statutory right of action for damages for a misrepresentation contained in the prospectus is limited, in certain provincial and territorial securities legislation, to the price at which convertible, exchangeable or exercisable Preferred Shares, Subscription Receipts, Warrants or convertible, exchangeable or exercisable Debt Securities (or Units comprised partly thereof) are offered to the public under the prospectus. This means that, under the securities legislation of certain provinces and territories, if the purchaser pays additional amounts upon the conversion, exchange or exercise of the Security, those amounts may not be recoverable under the statutory right of action for damages that applies in those provinces or territories. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for the particulars of this right of action for damages or consult with a legal advisor.

ENFORCEMENT OF JUDGMENTS AGAINST FOREIGN PERSONS

Certain of the Company’s directors, namely Joshua Bekenstein, Nicholas (Laki) Nomicos, Edward Philip, Joseph Robbins and Barbara Samardzich, reside outside of Canada. Each of the foregoing directors has appointed BRP Inc. as agent for service of process at the following address: 726 Saint-Joseph Street, Valcourt, Québec, J0E 2L0.

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person that resides outside of Canada, even if such person has appointed an agent for service of process.

CERTIFICATE OF BRP INC.

Dated: September 24, 2020

This short form prospectus, together with the documents incorporated by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this prospectus as required by the securities legislation of each of the provinces and territories of Canada.

(Signed) JOSÉ BOISJOLI President and Chief Executive Officer	(Signed) SÉBASTIEN MARTEL Chief Financial Officer
On behalf of the Board of Directors

(Signed) MICHAEL HANLEY Director	(Signed) JOSHUA BEKENSTEIN Director

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